SILVER STANDARD RESOURCES INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE FINANCIAL POSITION AND RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2016

1.	FOURTH QUARTER AND FULL YEAR 2016 HIGHLIGHTS

2.	OUTLOOK

3.	BUSINESS OVERVIEW

4.	RESULTS OF OPERATIONS

5.	REVIEW OF PROJECTS AND MINERAL RESERVES AND MINERAL RESOURCES

6.	SUMMARIZED ANNUAL FINANCIAL RESULTS

7.	QUARTERLY FINANCIAL REVIEW

8.	LIQUIDITY

9.	CAPITAL RESOURCES

10.	FINANCIAL INSTRUMENTS AND RELATED RISKS

11.	OTHER RISKS AND UNCERTAINTIES

12.	RELATED PARTY TRANSACTIONS

13.	NON-GAAP AND ADDITIONAL GAAP FINANCIAL MEASURES

14.	CRITICAL ACCOUNTING POLICIES AND ESTIMATES

15.	FUTURE ACCOUNTING CHANGES

16.	INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

17.	CAUTIONARY NOTES REGARDING FORWARD-LOOKING STATEMENTS AND MINERAL RESERVES AND MINERAL RESOURCES ESTIMATES

SILVER STANDARD RESOURCES INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE FINANCIAL POSITION AND RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2016

This Management's Discussion and Analysis ("MD&A") is intended to supplement the audited consolidated financial statements of Silver Standard Resources Inc. ("we", "us" or "our") for the year ended December 31, 2016, and the related notes thereto, which have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB").

All figures are expressed in U.S. dollars except where otherwise indicated. This MD&A has been prepared as of February 23, 2017, and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2016.

Additional information, including our most recent Annual Information Form and Annual Report on Form 40-F is available on SEDAR at www.sedar.com, and on the EDGAR section of the U.S. Securities and Exchange Commission ("SEC") website at www.sec.gov.

This MD&A contains "forward-looking statements" that are subject to risk factors set out in a cautionary note contained in section 17. We use certain non-GAAP and additional GAAP financial measures in this MD&A which are described in section 13. We use Mineral Reserves and Mineral Resources classifications in this MD&A, which differ significantly from the classifications required by the SEC as set out in the cautionary note contained in section 17.

1.	FOURTH QUARTER AND FULL YEAR 2016 HIGHLIGHTS

▪
Strong financial performance: Generated cash from operations of $170.7 million in 2016 and increased our cash position by $115.3 million to $327.1 million. Generated net earnings of $65.0 million or $0.63 per share and adjusted net earnings of $100.3 million or $0.97 per share. Quarterly cash from operations of $74.1 million, net earnings of $12.1 million or $0.10 per share and adjusted net earnings of $30.8 million or $0.26 per share.

▪
Delivered on scale and margin: Record production of 393,325 gold equivalent ounces at cash costs of $653 and AISC of $923 per payable gold equivalent ounce sold for the full year 2016. Fourth quarter production was 110,130 gold equivalent ounces at cash costs of $625 and AISC of $845 per payable gold equivalent ounce sold.

▪
Completed the acquisition of Claude Resources: Purchase of Claude Resources Inc. completed on May 31, 2016, through a share exchange transaction, adding the Seabee Gold Operation, a high quality, free cash generating gold operation in Canada.

▪
Increased Mineral Reserves at Marigold and Seabee: Successful exploration activities in 2016 increased gold Mineral Reserves at our Marigold mine by 31% to 2.84 million ounces and at the Seabee Gold Operation by 50% to 0.36 million ounces.

▪
Enhanced our financial flexibility: Working capital totaled $559.9 million at year-end, an increase of $219.1 million from the end of 2015. Contributing to working capital are marketable securities valued at $148.9 million at December 31, 2016.

▪
Sustained efficiencies at Marigold: Production in the fourth quarter was strongest for the year at 59,945 ounces of gold, taking full year production to 205,116 ounces. Reported 2016 cash costs of $647 per payable ounce of gold sold. Fourth quarter cash costs were $585 per payable ounce of gold sold.

▪
Continued operational improvements at Seabee: Ore milling rates averaged 919 tonnes per day during the fourth quarter of 2016 contributing to annual record gold production of 77,640 ounces and low fourth quarter cash costs and AISC of $595 and $833 per payable gold ounce sold, respectively.

▪
Record operating performance at Pirquitas: Achieved record annual silver production of 10.4 million ounces at cash costs of $9.00 and AISC of $10.21 per payable silver ounce sold due in part to record average annual ore milling rates of 4,846 tonnes per day in 2016, a 14% improvement compared to 2015.

▪	Favorable resolution with Canada Revenue Agency: Settled in our favor the Notice of Reassessment with the CRA, which resulted in the repayment of our deposit of $18.2 million plus accrued interest.

▪
Created value from our portfolio: Completed the sale of the Parral properties in Mexico and the Diablillos project in Argentina for combined consideration of approximately $8 million in retained equity and undiscounted future cash payments of $15 million. Subsequent to year-end, we entered into an option agreement for the Candelaria project in the U.S. and announced the sale of the Berenguela project in Peru for approximately $1 million in equity and undiscounted future cash payments of $12 million and a 9.9% retained interest.

2.	OUTLOOK

This section of the MD&A provides management's production, cost, capital, exploration and development expenditure estimates for 2017. These are “forward-looking statements” and subject to the cautionary note regarding the risks associated with forward-looking statements contained in section 17.
For the full year 2017, we expect:

Operating Guidance		Marigold mine	Seabee Gold Operation	Pirquitas mine
Gold Production	oz	205,000 - 215,000	72,000 - 82,000	—
Silver Production	Moz	—	—	4.5 - 5.5
Cash cost per payable ounce sold (1)	$/oz	655 - 705	575 - 625	13.50 - 16.00
Capital Expenditures	$M	30	8	5
Capitalized Stripping / Capitalized Development	$M	17	11	—
Exploration Expenditures (2)	$M	5	5	—

(1) We report the non-GAAP financial measure of cash costs per payable ounce of gold and silver sold to manage and evaluate operating performance at the Marigold mine, the Seabee Gold Operation and the Pirquitas mine. See “Non-GAAP and Additional GAAP Financial Measures” in section 13.
(2) Includes capitalized and expensed exploration expenses.

In 2017, on a consolidated basis at mid-point of guidance, we expect to produce 355,000 gold equivalent ounces at gold equivalent cash costs of $735 per ounce. Cash costs and capital guidance are based on $55 per barrel oil price and 1.30 Canadian to U.S. dollar exchange rate. Gold equivalent figures are based on $1,250 per ounce gold price and $17.50 per ounce silver price.

Marigold production is expected to increase compared to 2016 as the mine benefits from the gold ounces stacked on the leach pads through the latter months of 2016 and from continued strong performance in 2017. As a result, production is expected to be weighted towards the first half of the year. Capital expenditures total $30 million and are primarily attributable to mining equipment components of $17 million and replacement of support equipment of $5 million, with $2.5 million allocated for permitting. Capitalized stripping is expected to decline significantly relative to 2016 as mining focuses on the current phases of the Mackay pit. Approximately $11 million of capitalized stripping is expected to be incurred in the second half of the year as we commence stripping of the next phase of the Mackay pit. Despite the decline in mining costs capitalized, cash costs per payable ounce are expected to be similar to 2016. The mine has encountered severe weather conditions through the initial weeks for the first quarter of 2017 that have caused periodic interruptions and inefficiencies to mine and heap leach operations.

At the Seabee Gold Operation, 2017 will mark our first full year of ownership with production expected to remain near record levels of between 72,000 and 82,000 ounces of gold at low cash costs, based on mill throughput of 900 tonnes per day. Annual production is expected to be weighted toward the second half of the year as mine grade is expected to increase as additional levels are developed at the Santoy mine complex through early 2017. Capital investments at Seabee of $8 million include $2 million for improvement of gravity recovery in the plant, $2 million for ventilation improvements to the Santoy mine complex to support a higher mining rate and $3 million for a water treatment plant related to tailings water discharge. Capitalized development of $11 million is principally for Santoy decline development and to establish stations for underground definition and exploration drilling.

At the Pirquitas mine, mining of the San Miguel open pit ceased in January 2017. Medium grade stockpiles currently constitute the mill feed upon cessation of open pit mining activities. As a result, silver production is expected to decline and cash costs are expected to be higher in 2017, compared to 2016. Zinc production is not expected in 2017 due to lower zinc grades in the stockpiled material. As we report cash costs on a per payable ounce sold basis, 2017 expected cash costs include stockpile inventory costs of approximately $3.50 per ounce of silver that were previously incurred. Capital expenditures include approximately $1 million for completion of the tailings facility lift, which commenced in the fourth quarter of 2016 and is scheduled for completion in the first quarter of 2017. The remaining sustaining capital is for maintaining the re-handle fleet and the mill in fully operational condition.  Further, we expect to incur approximately $6 million related to remediation of mining areas in 2017, mainly on surface water control measures. The Pirquitas plant is expected to operate through 2017, conditional upon profitable processing of stockpiles at prevailing market conditions, and to close in late 2017 or early 2018, subject to our investment decision on the Chinchillas project.

We continue to evaluate our right to exercise our option to form a joint venture on the Chinchillas project as an opportunity to extend the mine life at Pirquitas. The completion of our technical evaluation combined with the assessment of market conditions and country risk factors, including the status of our export duty litigation, will determine our decision on exercising the option in advance of its expiry on March 30, 2017.

Exploration and development expenditures are forecast at $18 million for 2017, an increase of $3 million from our previous disclosures. Approximately $5 million of exploration at Marigold is for Mineral Resource discovery and conversion of Mineral Resources to Mineral Reserves, with a particular focus on the Valmy property. At the Seabee Gold Operation, $5 million of expenditures are to be incurred targeting conversion of Mineral Resources to Mineral Reserves at Santoy Gap and Santoy 8 as well as Mineral Resource discovery adjacent to the Seabee mine, along the Santoy Shear trend, and at multiple targets present on existing Seabee Gold Operation claims and on the contiguous Fisher property, where we hold an option. The remaining expenditures are attributable to our development portfolio, including $1 million at the Perdito early-stage exploration property, where we hold an option, and $3 million for the recently agreed earn-in option letter of intent with Eskay Mining Corp.

3.	BUSINESS OVERVIEW

Strategy
We are a resource company focused on the operation, acquisition, exploration and development of precious metal resource properties located in the Americas. We have three producing mines and a portfolio of precious metal dominant projects located throughout the Americas. Our focus is on safe, profitable gold and silver production from our Marigold mine in Nevada, U.S., our Seabee Gold Operation in Saskatchewan, Canada, and our Pirquitas mine in Jujuy, Argentina.

Macro-economic environment
Our financial performance is impacted by gold and silver prices. Precious metals prices were stronger in 2016 than in 2015, with gold averaging $1,251 per ounce and silver averaging $17.10 per ounce, compared to $1,160 per ounce and $15.70 per ounce, respectively, in 2015. Gold prices weakened in the fourth quarter of 2016, averaging $1,219 per ounce, below the $1,335 per ounce in the third quarter of 2016. Silver prices also weakened in the fourth quarter of 2016 to an average of $17.17 per ounce from an average of $19.61 per ounce in the third quarter of 2016. Gold price closed at $1,146 per ounce and silver price closed at $16.24 per ounce on December 31, 2016, but both improved above these levels following year end.

The principal factors impacting precious metals prices in the fourth quarter were the U.S. interest rate increase and expectations of economic growth and fiscal stimulus under the new presidency leading to higher expectation of future rate increases. These factors were somewhat supported by weaker Chinese physical demand for precious metals due to slower growth in that country.

The U.S. dollar to Canadian dollar exchange rate remained at levels comparable with the end of the third quarter. During the fourth quarter, the Canadian dollar averaged and closed at 1.34 Canadian dollars per 1 U.S. dollar on December 31, 2016. Our exposure to Canadian dollar-based costs increased significantly following our acquisition of Claude Resources Inc. (“Claude Resources”) on May 31, 2016, and as a result, in the fourth quarter of 2016 we initiated a risk management hedging program to protect a portion of our Canadian dollar operating costs through 2017.

The Argentine peso devalued by 22% in 2016, closing at 15.89 Argentine pesos per 1 U.S. dollar on December 31, 2016. While a weaker currency is positive for our Argentine operating costs, the high inflation rates in Argentina, which persisted through 2016, offset the benefits of the devaluation of the currency.

West Texas Intermediate (“WTI”) oil prices decreased in 2016 compared to 2015, to an average of $47.11 per barrel from an average of $53.53 per barrel. During the fourth quarter of 2016, WTI oil prices increased and averaged $50.38 per barrel and closed at $53.72 per barrel, still well below price levels experienced over the last three years. Diesel is a significant consumable at our operations and the movement in diesel prices can have a significant impact on the cost structure at all of our mines. We intend to continue with our program to hedge a portion of our diesel usage to manage price risk of this consumable through 2017.

Consolidated financial summary

Selected Financial Data (1)
	Three Months Ended December 31		Year Ended December 31
	2016	2015	2016	2015
	$	$	$	$
Revenue	127,317	90,592	490,986	375,322
Income (loss) from mine operations (2)	27,456	(20,485)	154,006	18,840
Operating income (loss) (2)	23,506	(46,819)	112,605	(71,063)
Net income (loss) for the period	12,132	(66,722)	64,957	(124,302)
Basic income (loss) per share	0.10	(0.83)	0.63	(1.54)
Adjusted income (loss) before tax (3)	32,707	(8,266)	116,778	2,124
Adjusted net income (loss) (3)	30,750	(7,232)	100,302	(8,197)
Adjusted basic income (loss) per share (3)	0.26	(0.09)	0.97	(0.10)
Cash generated by operating activities	74,130	20,549	170,684	74,109
Cash used in investing activities	(24,042)	(10,576)	(43,264)	(44,342)
Cash generated by (used in) financing activities	336	1,893	(11,064)	244

Financial Position	December 31, 2016		December 31, 2015
Cash and cash equivalents	327,127		211,862
Marketable securities	148,944		88,184
Current assets - total	704,240		476,734
Current liabilities - total	144,306		135,851
Working capital	559,934		340,883
Total assets	1,438,688		871,677

(1)	All values are presented in thousands of U.S. dollars, except per share values.

(2)
The quarters ended December 31, 2016, and December 31, 2015, include non-cash provisions to income (loss) from mine operations of $9.4 million and $24.6 million, respectively, and the quarter ended December 31, 2015, includes additional impairment charge to operating (loss) of $13.9 million. The years ended December 31, 2016 and December 31, 2015, include non-cash provisions to income (loss) from mine operations of $9.4 million and $32.3 million, respectively, and the year ended December 31, 2015, includes additional impairment charge to operating (loss) of $48.4 million.

(3)
We report non-GAAP financial measures including adjusted income before- and after-tax and adjusted basic income per share, to manage and evaluate our operating performance. See "Non-GAAP and Additional GAAP Financial Measures" in section 13.

Quarterly financial summary

The 41% increase in quarterly revenue in the fourth quarter of 2016 compared to the fourth quarter of 2015 was due to 15% and 14% higher realized prices of gold and silver, respectively, combined with a 13% increase in gold equivalent ounces sold to 110,130, largely due to sales from the acquired Seabee Gold Operation and stronger sales from the Pirquitas mine.

Income from mine operations in the fourth quarter of 2016 generated a gross margin of 22%, significantly higher than the negative 23% gross margin in the fourth quarter of 2015 due to higher precious metals prices, lower cost of sales, particularly at the Pirquitas mine, and the addition of the Seabee Gold Operation. Income from mine operations in the fourth quarter of 2016 included a severance provision of $5.7 million related to the closure of the Pirquitas mine and $3.7 million in non-cash write downs of supplies inventory and value added tax ("VAT") receivable. Loss from mine operations in the fourth quarter of 2015 was negatively impacted by a non-cash write-down of stockpile inventory to its net realizable value (“NRV”) at the Pirquitas mine in the amount of $7.7 million, a $12.2 million non-cash provision against supplies inventory and a $4.7 million severance provision related to the Pirquitas mine. Operating loss in the fourth quarter of 2015 was also negatively impacted by a $13.9 million non-cash impairment of plant and equipment at the Pirquitas mine.

In the fourth quarter of 2016 we generated a gain of $6.5 million from the sale of the Parral properties in Mexico and the Diablillos project in Argentina. We did not sell any mineral properties in the comparative quarter of 2015. Additionally, in the fourth quarter of 2016 we incurred withholding taxes of $4.9 million on the repatriation of funds from Argentina due to the strong cash generation of the Pirquitas mine during 2016.

Cash generated by operating activities increased significantly to $74.1 million in the fourth quarter of 2016 compared to $20.5 million in the fourth quarter of 2015. The higher prices of gold and silver and the higher volumes sold at lower unit costs generated significantly higher cash from operating activities. We used $24.0 million in investing activities in the fourth quarter of 2016 compared to $10.6 million in the fourth quarter of 2015. Investments in the fourth quarter of 2016 increased compared to the fourth quarter of 2015 due to the addition of the Seabee Gold Operation, a tailings lift build at the Pirquitas mine and a high quarter of capitalized stripping at the Marigold mine. Capitalized stripping at the Marigold mine was $10.2 million and underground development at the Seabee Gold Operation was $2.4 million.

Annual financial summary

The increase in revenue in 2016 compared to 2015, of 31%, resulted from 18% higher sales of gold equivalent ounces due to sales from the newly-acquired Seabee Gold Operation, strong performance at the Pirquitas mine and 10% and 7% higher prices of gold and silver, respectively.

Income from mine operations in 2016 generated a gross margin of 31%, higher than the 5% in 2015, mainly due to higher precious metals prices and lower cost of sales, particularly at the Pirquitas mine. Income from mine operations in 2016 was negatively impacted by a severance provision related to the Pirquitas mine of $5.7 million and by $3.7 million of non-cash write downs of inventory and VAT receivable. Income from mine operations in 2015 was also negatively impacted by a severance provision related to the Pirquitas mine of $4.7 million and by the non-cash write-down of stockpile and supplies inventory at the Pirquitas mine of $27.6 million. Operating income in 2016, was also significantly higher than in the comparative period which was negatively impacted by a $48.4 million impairment of the Pirquitas mine.

Cash generated from operating activities was $170.7 million in 2016, compared to $74.1 million in 2015 as a result of improved margins at Marigold and Pirquitas and the addition of the strong cash producing Seabee Gold Operation in May 2016. In 2016, we invested $5.4 million in underground development at the Seabee Gold Operation, $32.6 million in capitalized stripping primarily at the Marigold mine and $42.3 million in total at our operations for plant and equipment. In 2015, we invested $37.3 million in plant and equipment and $12.5 million in capitalized stripping, mainly at the Marigold mine. Overall, cash used in investing activities was slightly lower in 2016, than in 2015 at $43.3 million. Cash used in financing activities in the year includes repayment of Claude Resources' $13.7 million credit facility, full repayment of the short-term debt in Argentina offset by the receipt of $6.7 million from the exercise of stock options. There were limited financing cash flows in 2015.

Corporate summary

In 2016, the tax dispute with the Canada Revenue Agency (“CRA”) was settled in our favor. On August 24, 2016, the CRA issued a new notice of reassessment for each of our 2010 and 2011 taxation years reversing the Notice of Reassessment (“NOR”) issued to us in January 2015 and, on September 2, 2016, refunded $18.2 million being the deposit we paid to the CRA to appeal, plus accrued interest from the date of payment of the deposit. Following the receipt of the deposit, with accrued interest, the Department of Justice (“DOJ”) filed a notice of discontinuance of our appeal with the Tax Court of Canada.

On August 19, 2016, we sold 100% of our Juncal and La Flora projects in Region II, Chile to Austral Gold Limited for aggregate consideration of $250,000 in cash and a 1.0% net smelter return royalty on production from the projects.

On October 31, 2016, we completed the sale of 100% of our Parral properties in Chihuahua, Mexico, including the Veta Colorada, La Palmilla, and San Patricio properties (collectively, the “Parral properties”) to Endeavour Silver Corp. (“Endeavour Silver”) for $5.3 million of Endeavour Silver shares and the right to receive $0.2 million of Endeavour Silver shares for each 1 million silver ounces included in an estimate of Measured and Indicated Mineral Resources prepared by Endeavour Silver in respect of the San Patricio and La Palmilla properties, plus a 1% net smelter royalty on all mineral products from the San Patricio and La Palmilla properties.

On November 1, 2016, we completed the sale of our Diablillos and M-18 projects, located in Argentina, to Huayra Minerals Corporation ("Huayra") for cash payments of approximately $1.5 million over the first two years and $12.5 million over the following three to five years, a 19.9% equity stake in Huayra, with free carried interest until the completion of a financing of $5.0 million or more, and a 1% net smelter returns royalty on production from each of the projects.

Subsequent to the year end, in January 2017, we agreed to option our Candelaria property in Nevada, U.S. to Silver One Resources Inc. (“Silver One”) for $1.0 million of Silver One shares issued on January 20, 2017, and three annual installments of $1.0 million in shares of Silver One.

On February 13, 2017, we announced the signing of a definitive agreement to sell our Berenguela project in Peru to Valor Resources Limited ("VRL") for aggregate cash payments of $12.0 million over five years, a 9.9% equity stake in VRL, with a free carry interest until VRL completes, in aggregate, a financing of $8 million, and a 1% net smelter royalty on all metal production from the property.

4.	RESULTS OF OPERATIONS

Consolidated results of operations

The following table presents consolidated operating information for our Marigold and Pirquitas mines and our Seabee Gold Operation. Additional operating information is provided in the sections relating to the individual mines.

	Three months ended				Total
Operating data (1)	December 31, 2016	September 30, 2016	June 30, 2016	March 31, 2016	2016	2015
Consolidated production and sales:
Gold produced (oz)	79,656	67,598	53,916	50,520	251,690	207,006
Silver produced ('000 oz)	2,210	3,047	2,526	2,639	10,422	10,339

Gold sold (oz)	78,537	69,189	58,430	48,605	254,761	206,338
Silver sold ('000 oz)	2,633	2,947	2,594	3,223	11,397	10,294

Cash costs ($/oz) - payable gold from Marigold mine (2)	585	636	663	719	647	692
Cash costs ($/oz) - payable gold from Seabee Gold Operation (2,5)	595	661	663	—	639	—
Cash costs ($/oz) - payable silver from Pirquitas mine (2)	9.80	8.48	8.87	8.93	9.00	10.68

Gold equivalent production (oz) (3)	110,130	112,559	86,956	83,680	393,325	349,095

Realized gold price ($/oz) (2)	1,243	1,331	1,263	1,189	1,261	1,151
Realized silver price ($/oz) (2)	17.14	19.64	16.52	14.94	17.05	15.92

Consolidated costs:
Cash Costs per equivalent gold ounce sold ($/oz) (2,3,5)	625	618	669	715	653	723
AISC per equivalent gold ounce sold ($/oz) (2,3,5)	845	940	1,061	859	923	963

Financial data ($000s)
Revenue	127,317	143,381	118,775	101,513	490,986	375,322
Income from mine operations (4)	27,456	59,190	44,062	23,298	154,006	18,840

(1)
The data presented includes results from the Seabee Gold Operation for the period from May 31, 2016, to December 31, 2016, the period for which we were entitled to all economic benefits of the Seabee Gold Operation, following our acquisition of Claude Resources.

(2)
We report the non-GAAP financial measures of cash costs, realized metal prices and all-in sustaining costs ("AISC") per payable ounce of precious metals sold to manage and evaluate operating performance at our mines. For a better understanding and a reconciliation of these measures to cost of sales, as shown in our consolidated statements of comprehensive income (loss), please refer to “Non-GAAP and Additional GAAP Financial Measures” in section 13.

(3)	Gold and silver equivalent ounces have been established using the realized gold and silver prices in the period and applied to the recovered metal content produced by the mines.

(4)
Income from mine operations for the quarter and year ended December 31, 2016, includes $5.7 million of severance provision related to the Pirquitas mine and $3.7 million of non-cash write-down of supplies inventory and VAT receivable. Income from mine operations for the annual period ended December 31, 2015, include $27.6 million of non-cash adjustments to stockpile and supplies inventory at the Pirquitas mine to its NRV and severance provision.

(5)	The non-GAAP financial measure of cash costs from the Seabee Gold Operation was adjusted to eliminate the adjustment of inventory to fair value as at the date of our acquisition of Claude Resources.

Marigold Mine, U.S.

	Three months ended				Total
Operating data	December 31, 2016	September 30, 2016	June 30, 2016	March 31, 2016	2016	2015
Total material mined (kt)	19,559	19,558	18,685	17,291	75,093	74,592
Waste removed (kt)	13,123	14,741	12,005	11,611	51,480	54,054
Total ore stacked (kt)	6,436	4,817	6,680	5,680	23,613	20,538
Strip ratio	2.0	3.1	1.8	2.0	2.2	2.6
Mining cost ($/t mined)	1.52	1.48	1.55	1.45	1.50	1.56
Gold stacked grade (g/t)	0.48	0.42	0.44	0.47	0.45	0.45
Processing cost ($/t processed)	0.80	0.95	0.70	0.71	0.78	0.81
Gold recovery (%)	75.0	71.0	70.7	70.0	72.0	70.6
General and admin costs ($/t processed)	0.46	0.56	0.38	0.47	0.46	0.51

Gold produced (oz)	59,945	47,456	47,195	50,520	205,116	207,006
Gold sold (oz)	61,308	47,278	47,124	48,605	204,315	206,338

Realized gold price ($/oz) (1)	1,247	1,330	1,259	1,189	1,255	1,151

Cash costs ($/oz) (1)	585	636	663	719	647	692
AISC ($/oz) (1)	835	1,139	1,067	841	960	895

Financial data ($000s)
Revenue	77,047	62,831	59,197	57,742	256,817	237,296
Income from mine operations	28,648	23,156	17,641	11,227	80,672	57,539
Capital investments	3,271	8,310	10,154	8,796	30,531	22,595
Capitalized stripping	10,171	13,787	7,231	1,435	32,624	12,543
Exploration expenditures (2)	1,276	1,145	1,597	1,102	5,120	6,204

(1)
We report the non-GAAP financial measures of cash costs per payable ounce of gold sold, realized gold prices and AISC to manage and evaluate operating performance at the Marigold mine. For a better understanding and a reconciliation of these measures to cost of sales, as shown in our consolidated statements of comprehensive income, please refer to “Non-GAAP and Additional GAAP Financial Measures” in section 13.

(2)	Includes capitalized and expensed exploration expenditures.

Mine production

In the fourth quarter of 2016, the Marigold mine produced 59,945 ounces of gold, 26% higher than the previous quarter as expected, due to higher grade ore tonnes sourced from the deeper benches of the current Mackay pit phase during the third and fourth quarters of 2016. Higher grade ore was placed on the new leach pad, completed in the third quarter of 2016, which assisted in accelerated gold recovery.

A total of 19.6 million tonnes of material were mined in the fourth quarter of 2016, in line with material mined in the third quarter. Approximately 6.4 million tonnes of ore were delivered to the heap leach pads at a gold grade of 0.48 g/t. This compares to 4.8 million tonnes of ore delivered to the heap leach pads at a gold grade of 0.42 g/t in the third quarter of 2016. Gold grade mined in the fourth quarter was 14% higher than the third quarter. The strip ratio declined to 2.0:1 in the quarter, a 36% reduction compared to the previous quarter.

In 2016, the Marigold mine produced 205,116 ounces of gold, compared to 207,006 ounces of gold produced in 2015, achieving the mid-point of our improved 2016 production guidance.

Total material mined and ore stacked on leach pads of 75.1 million tonnes and 23.6 million tonnes, respectively, in 2016, were record amounts for the Marigold mine, due to the increased hauling capacity added to the fleet earlier in the year. The grade of the ore delivered to the leach pads in 2016 was 0.45 g/t and the average strip ratio was 2.2:1.

Mine sales

A total of 61,308 ounces of gold were sold at an average price of $1,247 per ounce during the fourth quarter of 2016, an increase of 30% from the 47,278 ounces of gold sold at an average price of $1,330 per ounce during the third quarter of 2016. The increase in sales was a function of increased gold production. Gold sales totaled 204,315 ounces in 2016.

Mine operating costs

Cash costs and AISC per payable ounce of gold sold are non-GAAP financial measures. Please see the discussion under "Non-GAAP and Additional GAAP Financial Measures" in section 13.

Cash costs, which include all costs of inventory, refining costs and royalties, of $585 per payable ounce of gold sold in the fourth quarter of 2016 were lower than cash costs of $636 per payable ounce of gold sold in the third quarter of 2016 due to higher number of ounces stacked lowering the unit costs of inventory. Cash costs decreased in 2016 to $647 per payable ounce of gold sold, compared to $692 per payable ounce of gold sold in 2015, due to the higher number of ounces stacked, improved mining costs and an increase in the proportion of operating costs capitalized to stripping. Costs per tonne mined decreased in 2016 to $1.50 per tonne compared to $1.56 per tonne in 2015 as a result of our increased capacity and improved efficiencies in our loading and hauling practices as well as a lower diesel unit cost. Processing and general and administration unit costs also declined by 4% and 10%, respectively, in 2016 compared to the comparative period, principally due to higher ore tonnes stacked. Operational Excellence remains a core activity at Marigold, particularly focused on maintenance processes and practices.

AISC decreased in the fourth quarter of 2016 to $835 per payable ounce of gold sold from $1,139 in the third quarter of 2016 due to lower capitalized stripping and lower investments in capital. AISC of $960 per payable ounce of gold sold in 2016 increased from $895 in 2015, primarily due to higher capital investments, including the construction of a new leach pad, and higher capitalized stripping.

Exploration

During the fourth quarter Marigold drilled 14,289 meters in 54 reverse circulation (“RC”) drillholes using two RC drills. One core drillhole was completed as part of the deep sulphide exploration program. In 2016, we drilled 55,147 meters in 231 RC drillholes, 955 meters in one core drillhole and assayed 55,073 samples as a part of our program to re-assay historic drill samples (the “Assay Program”). Drill activities for 2016 focused on Mineral Resources to Mineral Reserves conversion around the 8 South pit, Terry Zone North, HideOut, Mud and Valmy pits and Mineral Resources discovery at the Crossfire, East Basalt and Battle Cry targets. The results of this successful exploration program are discussed in section 5. Drilling in the fourth quarter of 2016 centered on Mineral Resources expansion.

During 2016, we completed the Assay Program, which had the objective of identifying low grade ore that was not included in the existing Mineral Reserves. The samples from the Assay Program are from the planned life of mine production areas. The 2016 Assay Program added 130,000 gold ounces to Indicated Mineral Resources, which are included in our 2016 Mineral Reserves and Mineral Resources statement.

Mineral Resources expansion drilling has exceeded expectations in the East Basalt pit area, where 14 drillholes were completed during the fourth quarter of 2016, with the majority intersecting mineralization at or above Mineral Resources average grade. In addition, drilling adjacent to the dormant Valmy pit continues to demonstrate the presence of higher grade structural trends beyond the south east corner of the pit.

Seabee Gold Operation, Canada

Operating data	Three months ended December 31, 2016	Three months ended September 30, 2016	Period from Acquisition to June 30, 2016 (1)	Period from Acquisition to December 31, 2016 (2)
Total ore milled (t)	84,526	82,756	18,856	186,138
Ore milled per day (t/day)	919	900	629	870
Gold mill feed grade (g/t)	7.40	7.40	7.79	7.44
Mining costs ($/t mined)	62	58	110	65
Processing costs ($/t processed)	19	19	29	20
Gold recovery (%)	97.0	96.5	96.6	96.7
General and admin costs ($/t processed)	44	37	61	43

Gold produced (oz)	19,711	20,142	6,721	46,574
Gold sold (oz)	17,229	21,911	11,306	50,446

Realized gold price ($/oz) (3)	1,230	1,334	1,278	1,271

Cash costs ($/oz) (3,5)	595	661	663	639
AISC ($/oz) (3,5)	833	840	776	823

Financial data ($000s)
Revenue	21,175	29,214	14,437	64,826
Income from mine operations	2,864	4,126	1,216	8,206
Capital investments	1,010	579	337	1,926
Capitalized development	2,432	2,104	803	5,339
Exploration expenditures (4)	829	1,206	117	2,152

(1)
The data presented in this column is for the period from May 31, 2016, to June 30, 2016, the period for which we were entitled to all economic benefits of the Seabee Gold Operation following our acquisition of Claude Resources.

(2)
The data presented in this column is for the period from May 31, 2016, to December 31, 2016, the period for which we were entitled to all economic benefits of the Seabee Gold Operation following our acquisition of Claude Resources.

(3)
We report the non-GAAP financial measures of realized gold prices, cash costs and AISC per payable ounce of gold sold to manage and evaluate operating performance at the Seabee Gold Operation. For a better understanding and a reconciliation of these measures to cost of sales, as shown in our consolidated statements of comprehensive income (loss), please refer to “Non-GAAP and Additional GAAP Financial Measures” in section 13.

(4)	Includes capitalized and expensed exploration expenses.

(5)
The non-GAAP financial measure of cash costs per payable ounce of gold sold from the Seabee Gold Operation was adjusted to eliminate the adjustment of inventory to fair value as at the date of our acquisition of Claude Resources.

Mine production

The Seabee Gold Operation consists of the Seabee and Santoy underground mines, both of which feed a single processing facility. In the fourth quarter, the Seabee Gold Operation produced 19,711 ounces of gold, largely in line with the 20,142 ounces of gold produced during the third quarter of 2016. Production during the second half of the year of 39,853 ounces of gold exceeded our second half 2016 production guidance range of 32,000 to 35,000 ounces of gold.

A record 84,526 tonnes of ore were milled at an average gold grade of 7.40 g/t and recovery of 97.0% during the fourth quarter. This compares to a total of 82,756 tonnes of ore milled at an average gold grade of 7.40 g/t and recovery of 96.5% in the third quarter.

During the fourth quarter, the mill was maintained at a higher throughput of 919 tonnes per day, a record quarterly performance. The Santoy complex mined approximately 92% of total ore milled, with the remainder mined from Seabee. Mining continued to transition to long hole stope ore from Santoy and we are reviewing the mine plan to determine the feasibility of higher, sustainable production rates.

During the period since acquisition, from May 31, 2016 to December 31, 2016, the Seabee Gold Operation produced a total of 46,574 ounces of gold.

Mine sales

A total of 17,229 ounces of gold were sold at an average price of $1,230 per ounce during the fourth quarter of 2016. This compares to 21,911 ounces of gold sold in the third quarter of 2016 at an average realized price of $1,334 per ounce.

In the period from acquisition to December 31, 2016, we sold 50,446 ounces of gold at an average price of $1,271 per payable gold ounce sold.

Mine operating costs

Cash costs and AISC per payable ounce of gold sold are non-GAAP financial measures. Please see the discussion under "Non-GAAP and Additional GAAP Financial Measures" in section 13.

Cost of sales and income from mine operations includes the effects of non-cash amortization charges related to purchase price accounting upon our acquisition of Claude Resources in 2016.

Cash costs per payable ounce of gold sold, which include all costs of inventory, refining costs and royalties, were $595 in the fourth quarter of 2016, lower than the $661 in the third quarter of 2016 due to timing of inventory costing and higher capital development. Cash costs for the period from acquisition to December 31, 2016, were $639 per payable ounce of gold sold.

AISC per payable ounce of gold sold were $833 in the fourth quarter of 2016, comparable to $840 in the third quarter of 2016, while capital spending remained modest, and higher exploration spending consistent with our objective of adding Mineral Reserves and Mineral Resources at the mine, offset the lower cash costs. AISC for the period from acquisition to December 31, 2016, were $823 per payable ounce of gold sold.

Exploration

For 2016, the Seabee Gold Operation planned 65,000 meters of underground drilling and 18,000 meters of surface drilling with the objective to increase and convert Mineral Resources to Mineral Reserves. During the fourth quarter of 2016, we completed 21,705 meters of underground diamond drilling to upgrade Inferred Mineral Resources and explore further the extensions to the Santoy 8A and Santoy Gap deposits. From surface, we completed 7,702 meters of drilling to upgrade the up plunge extension of the Santoy Gap 9A, 9B and 9C Mineral Resources and to complete deeper infill drilling on the Santoy 8A Inferred Mineral Resources. The results of this successful exploration program are discussed in section 5.

On October 6, 2016, we announced an option agreement to acquire up to an 80% interest in the adjacent Fisher property which lies south on strike from the ore deposits at Santoy Gap and Santoy 8A. This agreement doubles our prospective land position at the Seabee Gold Operation and planning for our 2017 exploration work is underway with surface exploration drilling expected in the second half of the year.

Pirquitas Mine, Argentina

	Three months ended				Total
Operating data	December 31, 2016	September 30, 2016	June 30, 2016	March 31, 2016	2016	2015
Total material mined (kt)	1,694	2,385	2,543	2,520	9,142	11,900
Waste removed (kt)	1,193	1,584	1,814	1,726	6,317	9,090
Ore mined (kt)	501	801	729	794	2,825	2,810
Strip ratio	2.4	2.0	2.5	2.2	2.2	3.2
Silver mined grade (g/t)	168	190	189	181	183	183
Mining costs ($/t mined)	4.84	3.80	3.54	2.97	3.69	3.47
Ore milled (kt)	476	455	425	418	1,774	1,557
Silver mill feed grade (g/t)	194	264	238	247	235	250
Processing cost ($/t milled)	14.17	14.78	15.10	13.58	14.41	21.52
Silver recovery (%)	74.5	79.0	77.6	79.7	77.8	82.6
General and admin costs ($/t milled)	6.19	5.84	6.22	5.68	5.99	8.74

Silver produced ('000 oz)	2,210	3,047	2,526	2,639	10,422	10,339
Silver sold ('000 oz)	2,633	2,947	2,594	3,223	11,397	10,294

Realized silver price ($/oz) (1)	17.14	19.64	16.52	14.94	17.05	15.92

Cash costs ($/oz) (1)	9.80	8.48	8.87	8.93	9.00	10.68
AISC ($/oz) (1)	11.47	9.87	10.00	9.67	10.21	12.44

Financial Data ($000s)
Revenue	29,095	51,336	45,141	43,771	169,343	138,026
(Loss) income from mine operations (2)	(4,056)	31,908	25,205	12,071	65,128	(38,699)
Capital investments	3,467	3,158	2,057	1,578	10,260	9,319
Exploration expenditures	11	7	25	22	65	4,553

(1)
We report the non-GAAP financial measures of cash costs per payable ounce of silver sold, realized silver prices and AISC to manage and evaluate operating performance at the Pirquitas mine. For a better understanding and a reconciliation of these measures to cost of sales, as shown in our consolidated statements of comprehensive income, please refer to “Non-GAAP and Additional GAAP Financial Measures” in section 13.

(2)
(Loss) income from mine operations for the quarter and year ended December 31, 2016, both include $5.7 million of severance provision and a non-cash write-down of supplies inventory and VAT receivable of $3.7 million. Loss from mine operations for the annual period ended December 31, 2015, includes $32.3 million of non-cash adjustments to stockpile and supplies inventory at the Pirquitas mine to its NRV, and severance provision.

Mine production

In the fourth quarter of 2016, Pirquitas production declined relative to the third quarter, as expected, producing 2.2 million ounces of silver.

Ore was milled at an average rate of 5,175 tonnes per day in the fourth quarter, 5% higher than the previous quarter and a record quarterly result. Additionally, the average milling rate was 29% above the mill's nominal design of 4,000 tonnes per day, which is the result of a successful 14-month Operational Excellence project. Ore milled in the fourth quarter of 2016 contained an average silver grade of 194 g/t, 27% lower than the 264 g/t reported in the third quarter as the availability of ore in the lower benches of the San Miguel open pit was reduced, resulting in medium grade stockpile ore supplementing mill feed.

The average silver recovery in the fourth quarter was 74.5%, lower than the 79.0% recovery in the previous quarter, in line with reduced silver mill feed grade that resulted from the increasing proportion of stockpiled material in the mill feed.

In 2016, the Pirquitas mine produced a record 10.4 million ounces of silver, close to the upper end of our increased annual production guidance range. This was largely the result of achieving a 14% increase in daily milling rate during the year. Silver mined grade of 183 g/t was in line with that realized in 2015, while silver mill feed grade was 6% lower than the previous year, in line with expectations as medium grade stockpiled ore supplemented the mill feed. Silver recovery of 77.8% was lower compared to 2015, due to a combination of closing down the zinc circuit in January 2016 and lower silver grade throughout the year. Silver sales totaled 11.4 million ounces in 2016.

Detailed planning and consultation with the workforce, union, communities and government for the cessation of open pit mining was undertaken and mining ceased in January 2017. It is expected that medium grade stockpile material will be processed through the plant in 2017. Low grade stockpiles may be processed in late 2017, and potentially in early 2018, depending on prevailing economic conditions.

Mine sales

Silver sales totaled 2.6 million ounces in the fourth quarter of 2016, an 11% decrease from the third quarter of 2016, due to availability of inventory following lower production in the fourth quarter of 2016. Additionally, we recorded a negative period-end price adjustment for unsettled ounces of $9.2 million, or $3.49 per ounce, compared to a positive adjustment of $0.7 million in the third quarter of 2016.

We sold 11.4 million ounces of silver in 2016, an 11% increase compared to the 10.3 million ounces sold in 2015. Sales of our silver concentrate were also impacted by period-end price adjustments for unsettled ounces which had a negative impact of $1.6 million cumulatively in 2016, compared to the negative impact of $10.6 million in 2015.

Mine operating costs

Cash costs and AISC per payable ounce of silver sold are non-GAAP financial measures. Please see the discussion under "Non-GAAP and Additional GAAP Financial Measures" in section 13.

Cost of sales and income from mine operations in the fourth quarter of 2016 were impacted by non-cash provisions related to the pending cessation of mine operations. We recorded a severance provision of $5.7 million and a non-cash write-down of supplies inventory and VAT of $3.7 million.

Cash costs, which include cost of inventory, treatment and refining costs, and by-product credits, were $9.80 per payable ounce of silver sold in the fourth quarter of 2016, higher than the $8.48 per payable ounce of silver sold in the third quarter of 2016 due to medium grade stockpile ore grade supplementing mined ore and reduced mining efficiency on the lowest benches of the open pit.

Cash costs per payable ounce of silver sold in 2016 decreased to $9.00 from $10.68 in 2015 as our stronger production more than offset the cessation of the zinc recovery circuit which saved cost but lowered overall silver recovery.

AISC per payable ounce of silver sold in the fourth quarter of 2016 were higher at $11.47 than in the third quarter at $9.87 due to higher cash costs and capital investment in the planned phase 5 tailings lift. AISC of $10.21 per payable ounce of silver sold were lower in 2016 than the $12.44 per payable ounce of silver sold in 2015 due to lower cash costs while capital investments remained modest.

Exploration

There was no exploration activity at the Pirquitas mine during 2016 as we focused on advancing the Chinchillas project.

Chinchillas Project, Argentina

During the fourth quarter, hydrology and geotechnical drilling was completed for final feasibility studies. In addition to this work, metallurgical and environmental baseline studies, along with community engagement programs, continued.

In the fourth quarter of 2016, we funded approximately $1.6 million for work on the Chinchillas project, bringing total expenditures to date to $12.1 million.
During the second quarter of 2016, Golden Arrow Resources Corporation ("Golden Arrow") released a revised Mineral Resources estimate and technical report for the Chinchillas project following an infill drilling program of 115 core drillholes comprising 15,142 meters of drilling. As part of the continuing engineering studies, a program of condemnation drilling commenced beneath areas selected for major infrastructure, such as the waste rock facility.
We are undertaking the relevant engineering studies to determine the economic viability of the Chinchillas project as a satellite mine feeding the Pirquitas plant and extending the life of the operation. Our option agreement with Golden Arrow requires the notice of exercise of the option to be given by March 30, 2017. A decision with regards to such notice is subject to the remaining technical evaluation, which is scheduled for completion in the first quarter of 2017, as well as our assessment of market conditions and country risks, including the status of our export duty litigation.

Export duties

We entered into a fiscal stability agreement (the “Fiscal Agreement”) with the Federal Government of Argentina in 1998 for production from the Pirquitas mine. In December 2007, the National Customs Authority of Argentina (Dirección Nacional de Aduanas) ("Customs") levied an export duty of approximately 10% from concentrate for projects with fiscal stability agreements pre-dating 2002 and Customs has asserted that the Pirquitas mine is subject to this duty. We have challenged the legality of the export duty applied to silver concentrate and the matter is currently under review by the Federal Court (Jujuy) in Argentina.

The Federal Court (Jujuy) granted an injunction in our favor effective September 29, 2010, that prohibited Customs from withholding the 10% export duty on silver concentrate (the “Injunction”), pending the decision of the courts with respect to our challenge of the legality of the application of the export duty. The Injunction was appealed by the Federal Tax Authority but upheld by each of the Federal Court of Appeal (Salta) on December 5, 2012 and the Federal Supreme Court of Argentina on September 17, 2013. The Federal Tax Authority also appealed the refund we claimed for the export duties paid before the Injunction, as well as matters of procedure related to the uncertainty of the amount reclaimed; however, on May 3, 2013, such appeal was dismissed by the Federal Court of Appeal (Salta). In September 2014, the Federal Tax Authority filed an application with the Federal Court (Jujuy) to lift the Injunction and require payment of the export duty and payment of applied interest charges. We filed a response to such application on October 14, 2014.

On June 21, 2016 the Federal Court (Jujuy) ruled that the Injunction would remain in place subject to certain conditions, including the provision by August 5, 2016, of a guarantee by Silver Standard against liabilities arising from export duties and applicable interest as well as security from Mina Pirquitas, LLC on certain assets at the Pirquitas mine. We appealed the condition to provide the parent guarantee. On November 17, 2016, the Appeal Court in Salta ruled in favour of the Federal Tax Authority and lifted the Injunction. Our subsequent request for appeal of this ruling to the Supreme Court was approved by the Appeal Court in Salta on December 27, 2016, and the suspension of payment under the Injunction remains in effect. We are also continuing discussions with the Federal Tax Authority and other government officials for potential resolution of the claim. We cannot predict the outcome of the court proceedings and those discussions. If we do not reach a successful resolution of the matter, the Federal Tax Authority may make further application to the court to have the Injunction lifted and initiate proceedings to collect the accrued export duties and its claimed interest. The lifting of the Injunction does not impact our underlying challenge of the legality of the application of export duties or remedies available under the Fiscal Agreement.

As of December 31, 2016, we have paid $6.6 million in export duties, for which we have filed for recovery. In accordance with the Injunction, we did not pay export duties on silver concentrate but continued to accrue export duties until February 12, 2016, when the Federal Government of Argentina announced the removal of export duties on mineral concentrates. At December 31, 2016, we have accrued a liability totaling $67.1 million (December 31, 2015 - $65.6 million) for export duties with no accrual for interest charges and have recorded a corresponding increase in cost of sales in the relevant period. The Federal Tax Authority has claimed that interest penalties at the prescribed rate applicable to general Argentine peso-based tax liabilities of 3% per month should be applied to the U.S. dollar export duty from the dates that each duty was accrued. The application of this rate results in a material interest claim of an amount approximately equivalent to the underlying duties that we have not accrued due to its uncertainty. In addition to our challenges on the underlying application of the export duties, we are also challenging the Federal Tax Authority’s claim for interest and the rate upon which it claims interest.

The final amount of export duties and interest, if any, to be paid or refunded depends on a number of factors including the outcome of litigation. Changes in our assessment of this matter could result in material adjustments to our consolidated statements of income (loss).

5.	REVIEW OF PROJECTS AND MINERAL RESERVES AND MINERAL RESOURCES

Review of projects

Chinchillas Project, Argentina

The progress on the Chinchillas project is described in section 4.

Perdito Project, California, U.S.

On March 31, 2016, we announced that we entered into an option agreement to acquire a 100% interest in the Perdito project. The project is located 240 kilometers west of Las Vegas, Nevada in Inyo County, California and covers an area of approximately 5,780 hectares.

During the fourth quarter, we completed field work, and finalized our application for permits required prior to drilling. We have budgeted $1.0 million for drilling at the project in 2017.

Other Projects

At our Pitarrilla project in Mexico, we continue to keep the properties in good standing and fulfill our community and other project-related commitments.

At our San Luis project in Peru, we continue to progress strategies for community engagement and for advancing the project.

Mineral Reserves and Mineral Resources

At December 31, 2016, total Proven and Probable gold Mineral Reserves were 3.49 million ounces and total Proven and Probable silver Mineral Reserves were 16.8 million ounces. Mineral Reserves estimates for the Marigold mine, the Seabee Gold Operation and the Pirquitas mine have been determined based on prices of $1,250 per ounce of gold and $18.00 per ounce of silver. These prices are an increase from prices of $1,100 per ounce of gold and $16.00 per ounce of silver used to determine our Mineral Reserves estimate for the Marigold mine and the Pirquitas mine as at December 31, 2015, reflecting market conditions and consensus long-term metal prices.

At December 31, 2016, our total Measured and Indicated Mineral Resources (inclusive of Mineral Reserves) were 6.9 million ounces of gold and 608.4 million ounces of silver and our Inferred Mineral Resources were 1.93 million ounces of gold and 40.4 million ounces of silver. Mineral Resources estimates have been determined based on prices of $1,400 per ounce of gold and $22.50 per ounce of silver. These prices remain unchanged from prices used to determine Mineral Resources estimates as at December 31, 2015.

At Marigold, positive exploration results and discoveries led to increases in each of Mineral Reserves, Mineral Resources and Inferred Mineral Resources. Probable Mineral Reserves increased by 31% to 2.84 million ounces of gold, after accounting for mining depletion and changes to gold price and cost assumptions, while gold grade remained unchanged at 0.45 g/t. The increase in Probable Mineral Reserves is attributable to our successful infill drill program which converted Mineral Resources at Terry Zone North (310,000 gold ounces), HideOut (130,000 gold ounces) and 8 South pit extension zone (210,000 gold ounces), collectively referred to as Mackay North; at Valmy, where 200,000 gold ounces were added; and through our Assay Program which added 110,000 gold ounces. The higher price of gold utilized had a marginal impact on Probable Mineral Reserves. Indicated Mineral Resources increased by 12% to 5.15 million ounces of gold. The increase in Indicated Mineral Resources (inclusive of Mineral Reserves) is attributed to additions of approximately 450,000 gold ounces at the Mackay North areas, 260,000 gold ounces from the East Basalt/Battle Cry/Antler areas on the Valmy property, 110,000 gold ounces from drilling at the Valmy pit and 130,000 gold ounces from the Assay Program. Overall, Inferred Mineral Resources increased by 27% to 700,000 ounces of gold mainly due to additions at Mackay North and East Basalt.

At the Seabee Gold Operation, Proven and Probable Mineral Reserves total 360,000 ounces of gold, a 50% increase compared to year-end 2015 as a result of conversion and development drilling. Average grade has increased to 8.2 g/t gold due to the addition of higher grade Mineral Reserves from Santoy 8. Proven and Probable Mineral Reserve increases are due to additions of 77,000 gold ounces at Santoy 8 and 107,000 gold ounces at Santoy Gap. Measured and Indicated Mineral Resources (inclusive of Mineral Reserves) total 570,000 gold ounces at year-end 2016, reflecting the conversion from 89,000 gold ounces at Santoy 8 and 149,000 gold ounces at Santoy Gap from Inferred Mineral Resources. As at December 31, 2016, Inferred Mineral Resources total 640,000 gold ounces, reflecting a 37% decline due to conversion to Mineral Reserves in the second half of 2016.

At Pirquitas, Probable Mineral Reserves declined to 9.6 million ounces of silver due to mine depletion and are contained principally in surface stockpiles. Measured and Indicated Mineral Resources (inclusive of Mineral Reserves) total 67.4 million ounces of silver within the open pit, underground and stockpile inventory. Inferred Mineral Resources total 8.4 million ounces of silver at December 31, 2016.

6.	SUMMARIZED ANNUAL FINANCIAL RESULTS

The following table sets out selected annual financial results, expressed in thousands of U.S. dollars, except per share amounts:

	Years ended December 31
	2016 (1)	2015	2014 (2)

Revenue	490,986	375,322	300,122
Cost of sales	(336,980)	(356,482)	(263,922)
Income from mine operations	154,006	18,840	36,200
Impairment charges	—	(48,421)	(40,250)
Operating income (loss)	112,605	(71,063)	(52,497)
Gain on sale of mineral properties	6,522	—	15,913
Net income (loss) attributable to shareholders	64,957	(124,302)	(126,393)
Basic earnings (loss) per share	0.63	(1.54)	(1.57)
Diluted earnings (loss) per share	0.62	(1.54)	(1.57)
Cash dividends per share	—	—	—

	As at December 31
	2016	2015	2014

Cash and cash equivalents	327,127	211,862	184,643
Total assets	1,438,688	871,677	986,249
Non-current financial liabilities	220,054	208,085	197,134

(1) Data presented in this table with respect to the Seabee Gold Operation is for the period May 31, 2016, to December 31, 2016, the period for which we were entitled to all economic benefits of the Seabee Mine Operation, following our acquisition of Claude Resources.
(2) Data presented in this table with respect to the Marigold mine is for the period April 1 to December 31, 2014, the period for which we were entitled to all economic benefits of the Marigold mine pursuant to our acquisition.

Review of Annual Financial Results

Net income for the year ended December 31, 2016 was $65.0 million ($0.63 per share) compared to a net loss of $124.3 million ($1.54 per share) for the year ended December 31, 2015, due to higher sales and an improved operating cost structure. Net income in 2016 was negatively impacted by $5.7 million of severance provision related to the Pirquitas mine and $3.7 million of non-cash write-down of supplies inventory and VAT receivable. The loss in 2015 was materially impacted by the non-cash asset impairment charges and non-cash write-downs following significant declines in silver prices. In 2015, we recognized a non-cash impairment charge of $48.4 million against the Pirquitas mine and made non-cash adjustments to inventories totaling $27.6 million.

Revenue

Realized silver and gold price is a non-GAAP financial measure. Please, see the discussion under "Non-GAAP and Additional GAAP Financial Measures" in section 13.

In 2016, we recognized revenues of $491.0 million compared to $375.3 million in 2015, with the main reasons for the increase being higher realized metal prices and sales from the newly acquired Seabee Gold Operation.

▪
At Marigold, we sold 203,979 payable ounces of gold at an average realized price of $1,255 per ounce, generating total revenue of $256.8 million in 2016 compared to sales of 206,115 payable ounces of gold at an average realized price of $1,151 per ounce, generating total revenue of $237.3 million in 2015.

▪
At the Seabee Gold Operation, we recognized revenues of $64.8 million in the period from acquisition to December 31, 2016, from the sale of 50,420 payable ounces of gold, at an average realized gold price of $1,271 per ounce. We did not own the Seabee Gold Operation in the comparative period.

▪
At Pirquitas we recognized revenues of $169.3 million in 2016, an increase of $31.3 million from the $138.0 million recognized in 2015. The increase in revenue was due to higher realized prices and increased sales volume (10.9 million payable ounces were sold in 2016 compared to 9.6 million payable ounces in 2015). We realized an average silver price of $17.05 per ounce in 2016, excluding the impact of period-end price adjustments, compared to $15.92 per ounce in 2015. In line with our mine plan, there were low zinc sales in 2016, compared to 11.5 million pounds sold in 2015. Sales of our silver concentrate were also impacted by period-end price adjustments for unsettled ounces which had a negative impact of $1.6 million cumulatively in 2016, compared to the negative impact of $10.6 million in 2015. At December 31, 2016, sales contracts containing 3.0 million ounces of silver were subject to final price settlement over the next four months.

Cost of sales

Cost of sales for the year ended December 31, 2016, was $337.0 million, compared to $356.5 million in 2015, mainly due to lower operating costs, the removal of export duties at the Pirquitas mine early in the year and lower depreciation as a result of prior impairments. In 2016 and 2015, we recorded non-cash inventory write downs of $1.2 million and $27.6 million, respectively. These impacts were partially offset by the inclusion of the Seabee Gold Operation.

▪
At Marigold cost of sales for 2016 was $176.1 million, generating income from mine operations of $80.7 million compared to cost of sales in 2015, of $179.8 million, generating income from mine operations of $57.5 million. The gross margin of 31% in 2016 was higher than the 24% gross margin generated in 2015 due to higher metal prices and decreased unit costs.

▪
At the Seabee Gold Operation, cost of sales in the period from acquisition to December 31, 2016, was $56.6 million, generating income from operations of $8.2 million, equal to a gross margin of 12%. The margin was impacted by a significant one-time increase of bullion and other inventories to fair value upon our acquisition of the Seabee Gold Operation. In addition, margins are constrained by high depreciation charges as a result of the high value of the mineral property recorded at acquisition.

▪
At Pirquitas, cost of sales for 2016 was $104.2 million, compared to $176.7 million in 2015, with a resulting income from mine operations of $65.1 million, compared to a loss from mine operations of $38.7 million in 2015. The current period was negatively impacted by $3.7 million of non-cash write downs of inventory and VAT receivable and the comparative period was negatively impacted by non-cash adjustments to inventories amounting to $27.6 million. In 2016 and 2015, we also recorded a severance provision of $5.7 million and $4.7 million, respectively, as a result of anticipated mining closure. Gross margin was 38% in 2016, compared to a negative margin of 28% in 2015, with such increase mainly due to lower operating costs, removal of export duties in early 2016, higher realized silver price per ounce sold, low zinc sales, significantly less depreciation following the impairment recorded in the second half of 2015 and lower non-cash adjustments to inventories which were recorded in 2015.

Other operating costs

General and administrative expenses for the year ended December 31, 2016 of $22.1 million were comparable to the $22.3 million recorded in 2015. Lower consulting fees were offset by higher share-based payments while other costs remained at comparable levels. Share-based payments were $7.9 million in 2016 higher than the $6.6 million in 2015, due to higher closing share price.

Expensed exploration and evaluation expenses were $14.6 million in 2016 compared to $19.1 million in 2015. Expenditures in 2016 related to funding of the drilling and evaluation work at the Chinchillas project of $8.5 million and the addition of the Seabee Gold Operation. In 2015, exploration and evaluation work was primarily performed at the Marigold and Pirquitas mines, as well as $3.5 million at the Chinchillas project.

We incurred business acquisition costs of $4.8 million in the year ended December 31, 2016, relating to the acquisition of the Seabee Gold Operation. No costs of this nature were incurred in 2015.

Non-operating items

We generated a gain on sale of exploration and evaluation assets of $6.5 million in 2016 from the sale of the Parral properties in Mexico and the Diablillos project in Argentina. There were no sales of exploration and evaluation assets in the comparative period.

We recorded $26.0 million of interest expense and other financing costs in 2016 and 2015. In each period, the interest expense is mainly attributable to our 2.875% convertible senior notes issued in 2013 (the “Notes”).

We recorded foreign exchange losses for year ended December 31, 2016 of $8.1 million compared to losses of $11.4 million in 2015. Our main foreign exchange exposures are related to Argentine pesos and Canadian dollars. During 2016, this loss resulted from the Argentine peso weakening against the U.S. dollar, following the removal of currency controls by the new Federal Government of Argentina in December 2015. These losses were partially offset by the Canadian dollar strengthening against the U.S. dollar during 2016. In the comparative period of 2015, the Argentine peso devalued at a higher rate.

Taxation

For the year ended December 31, 2016, we recorded an income tax expense of $16.0 million compared to an income tax expense of $10.6 million in 2015. In 2016 the income tax expense was primarily the result of profitable operations at the Marigold mine and the Seabee Gold Operation, concentrate and gold sales activities in Canada, and payment of interest withholding tax in Argentina. In the fourth quarter of 2016 we incurred $4.9 million of withholding tax on repatriation of funds from Argentina due to the strong operating performance of Pirquitas during 2016. Offsets to income tax expense items include general and administrative expenses in Canada, exploration and development expenses and the reversal of the deferred tax liabilities resulting from the initial acquisition of the Seabee Gold Operation.

In 2015 the income tax expense was primarily the result of profitable operations at Marigold, concentrate and gold sales activities in Canada, disposition of shares of Pretium Resources Inc. ("Pretium"), derecognition of a deferred tax asset relating to a portion of the reclamation provision at Marigold and payment of interest withholding tax in Argentina. Offsets to the income tax expense items include the devaluation of Canadian dollar cash accounts.

Other comprehensive income

At December 31, 2016, we held marketable securities with a value of $148.9 million compared to $88.2 million at December 31, 2015. During 2016, we recognized an unrealized gain of $51.2 million on marketable securities compared to a loss of $10.4 million in 2015, due to fair value movements in securities designated as at fair value through other comprehensive income.

7.	QUARTERLY FINANCIAL REVIEW

The following table sets out selected financial results for each of the eight most recently completed quarters, expressed in thousands of U.S. dollars, except per share amounts:

	2016				2015
	31-Dec	30-Sep	30-Jun	31-Mar	31-Dec	30-Sep	30-Jun	31-Mar

	$000s	$000s	$000s	$000s	$000s	$000s	$000s	$000s
Revenue	127,317	143,381	118,775	101,513	90,592	77,191	95,818	111,721

Realized gold price ($/oz) (1)	1,243	1,331	1,263	1,189	1,084	1,110	1,205	1,210
Realized silver price ($/oz) (1)	17.14	19.64	16.52	14.94	15.00	14.97	16.72	16.67

Income (loss) from mine operations(2)	27,456	59,190	44,062	23,298	(20,485)	(7,396)	16,319	30,402
Net income (loss) before tax	18,606	40,999	15,522	5,858	(60,353)	(62,556)	(3,316)	12,501
Net income (loss) after tax	12,132	38,042	12,483	2,300	(66,722)	(59,416)	(7,327)	9,096

Basic earnings (loss) per share	0.10	0.32	0.13	0.03	(0.83)	(0.74)	(0.09)	0.11
Diluted earnings (loss) per share	0.10	0.31	0.13	0.03	(0.83)	(0.74)	(0.09)	0.11

Cash and cash equivalents	327,127	277,544	232,619	217,634	211,862	200,017	217,228	175,595
Total assets	1,438,688	1,454,618	1,432,263	880,501	871,677	954,766	996,549	989,260
Working capital	559,934	556,263	530,196	354,999	340,883	373,068	379,767	358,288
Non-current financial liabilities	220,054	216,977	213,955	210,994	208,085	205,277	202,517	199,813

(1) We report the non-GAAP financial measure of realized metal prices per payable ounce of precious metals sold to manage and evaluate operating performance at our mines. For a better understanding and a reconciliation of this measure, please refer to “Non-GAAP and Additional GAAP Financial Measures” in section 13.
(2) Income from mine operations for the quarter ended December 31, 2016, includes $5.7 million of severance provision and non-cash adjustments to supplies inventory and VAT of $3.7 million related to the Pirquitas mine. Loss from mine operations for the quarters ended December 31, 2015 and September 30, 2015, include $23.6 million and $7.7 million, respectively, of non-cash adjustments to stockpile and supplies inventory at the Pirquitas mine to its NRV and severance provision.

The volatility in revenue over the past eight quarters has resulted from variable precious metal prices, which are not under our control, and sales volumes. There are no significant seasonal fluctuations in the results for the presented periods. Metal prices in the second, third and fourth quarters of 2016 improved significantly after a period of weaker metal prices in the second half of 2015 and the first quarter of 2016. Income (loss) from mine operations in the third and fourth quarters of 2015 and the fourth quarter of 2016 were affected by non-cash write-downs of inventory at the Pirquitas mine to its NRV. In 2016, higher income from mine operations is a result of improved metal prices and increasing volumes of gold and silver sold, the acquisition of the Seabee Gold Operation on May 31, 2016 and operating improvements at Pirquitas, as well as lower cost of sales per ounce at our Marigold and Pirquitas mines. The income from mine operations in the fourth quarter of 2016 and in the fourth quarter of 2015 were also impacted by $5.7 million and $4.7 million, respectively, of severance provision related to the Pirquitas mine. Excluding the effect of these inventory write-downs, income from mine operations followed a similar trend to revenue over the two-year period presented.

Net income (loss) before income tax has fluctuated significantly over the past eight quarters, heavily influenced by impairments and adjustments. In the fourth and third quarters of 2015, we recorded non-cash impairment charges and inventory adjustments totaling $38.7 million and $42.2 million, respectively, against the carrying value of the Pirquitas mine.

Three months ended December 31, 2016 compared to the three months ended December 31, 2015

	Three months ended December 31
	2016	2015
Revenue	127,317	90,592
Cost of sales	(99,861)	(111,077)
Income (loss) from mining operations (1)	27,456	(20,485)

General and administrative expenses	(1,407)	(4,274)
Exploration, evaluation and reclamation expenses	(2,315)	(8,129)
Business acquisition costs	(228)	—
Impairment charges	—	(13,931)
Operating income (loss)	23,506	(46,819)

Gain on sale of mineral properties	6,522	—
Interest earned and other finance income	519	211
Interest expense and other finance expenses	(6,397)	(6,905)
Other (expense)	(3,949)	(2,009)
Foreign exchange (loss)	(1,595)	(4,831)
Income (loss) before tax	18,606	(60,353)

Income tax (expense)	(6,474)	(6,369)

Net income (loss) and net income (loss) attributable to shareholders	12,132	(66,722)

(1) Income from mine operations for the quarter ended December 31, 2016, includes $5.7 million of severance provision and $3.7 million of non-cash write-down of inventory and VAT receivable related to the Pirquitas mine. (Loss) from mine operations for the quarter ended December 31, 2015, includes $23.6 million of non-cash adjustments to stockpile and supplies inventory at the Pirquitas mine to its NRV and severance provision.

Net income for the three months ended December 31, 2016 was $12.1 million ($0.10 per share), compared to a net loss of $66.7 million (($0.83) per share) in the same period of 2015 due to the improved margins at each of our operations. In the fourth quarter of 2015, we recognized a non-cash impairment charge of $13.9 million against the Pirquitas mine and a non-cash inventory write-down of $19.9 million. The following is a summary and discussion of the significant components of income and expenses recorded during the current quarter compared to the same period in the prior year.

Revenue

Realized silver and gold price is a non-GAAP financial measure. Please, see the discussion under "Non-GAAP Financial Measures" in section 13.

In the three months ended December 31, 2016, we recognized total revenues of $127.3 million, compared to $90.6 million recognized in the comparative period of 2015, with the increase due to the impact of the Seabee Gold Operation, which we acquired on May 31, 2016, and higher gold and silver prices.

▪
At the Marigold mine, we recognized revenues of $77.0 million in the fourth quarter of 2016 from the sale of 61,279 payable ounces of gold, realizing an average price of $1,247 per ounce. In the fourth quarter of 2015, revenues were $67.9 million from the sale of 62,685 payable ounces of gold at an average realized price of $1,084 per ounce.

▪
At the Seabee Gold Operation, we recognized revenues of $21.2 million in the fourth quarter of 2016 from the sale of 17,220 payable ounces of gold, at an average realized gold price of $1,230 per ounce. We did not own the Seabee Gold Operation in the comparative period.

▪
At the Pirquitas mine, we recognized revenues of $29.1 million in the fourth quarter of 2016, compared to $22.7 million recognized in the same period in 2015. The increase in revenue was the function of higher realized silver prices and higher volumes of silver sales in the fourth quarter of 2016 (2.5 million payable ounces of silver compared to 1.8 million payable ounces of silver), which was partially offset by a negative valuation adjustment on outstanding sales contracts of $9.2 million in the fourth quarter of 2016, compared to a negative valuation adjustment of $3.3 million in the comparative quarter. Realized silver prices in the fourth quarter of 2016 averaged $17.14 per ounce, excluding the impact of period-end valuation adjustments, compared to $15.00 per ounce in the same period in 2015. At December 31, 2016, sales contracts containing 3.0 million ounces of silver were subject to final price settlement over the next four months.

Cost of sales

Cost of sales for the fourth quarter of 2016 was $99.9 million, compared to $111.1 million in the fourth quarter of 2015. Cost of sales in both periods were impacted by write-downs of inventory at the Pirquitas mine to its NRV. In the fourth quarters of 2016 and 2015, cost of sales includes $5.7 million and $4.7 million, respectively, of severance provision related to the Pirquitas mine. On a per ounce of silver and gold sold basis, cost of sales were lower in the fourth quarter of 2016 than in the comparative quarter.

▪
At the Marigold mine, cost of sales in the fourth quarter of 2016 was $48.4 million generating income from mine operations of $28.6 million for a gross margin of 37%. This compares to cost of sales of $60.0 million in the fourth quarter of 2015, generating income from mine operations of $7.9 million and a gross margin of 12%. The increase in the gross margin is due to higher realized prices and lower unit costs per ounce of gold sold in the fourth quarter of 2016 than in the comparative period.

▪
At the Seabee Gold Operation, cost of sales in the fourth quarter was $18.3 million, generating income from operations of $2.9 million, equal to a gross margin of 14%. The Seabee Gold Operation gross margin is impacted by non-cash depreciation charges related to the value assigned to the mineral property at acquisition.

▪
At the Pirquitas mine, cost of sales in the fourth quarter of 2016 was $33.2 million, compared to $51.0 million in the fourth quarter of 2015, resulting in a loss from mine operations of $4.1 million in the fourth quarter of 2016 compared to a loss of $28.4 million in the fourth quarter of 2015. The fourth quarter of 2016 was negatively impacted by $3.7 million of non-cash write downs of inventory and VAT receivable. The fourth quarter of 2015 was negatively impacted by a non-cash write-down of inventory of $19.9 million. Excluding the severance provision and non-cash adjustments in the fourth quarter of 2016 and the inventory write-down and severance provision in the fourth quarter of 2015, the mine recognized a positive margin of 21% and a negative margin of 17%, respectively, mainly due to higher realized prices and lower unit costs in the fourth quarter of 2016 than in the comparative period. The fourth quarter of 2016 margin was also impacted by $9.2 million reduction to revenue from valuation adjustments on outstanding sales contracts.

Other operating costs

General and administrative expenses in the three months ended December 31, 2016, of $1.4 million were lower than the $4.3 million recorded in the three months ended December 31, 2015. Share-based compensation was lower in the current quarter in addition to lower head office expenses which benefited from a weaker Canadian dollar in the fourth quarter of 2016 compared to the fourth quarter of 2015. Excluding share-based compensation, general and administrative expense in the fourth quarter of 2016 was $3.7 million.

Exploration and evaluation costs of $2.3 million for the three months ended December 31, 2016, were lower than the $8.1 million for the three months ended December 31, 2015. In both periods, the main exploration focus was on the Chinchillas project and the Marigold mine, and in the fourth quarter of 2015 we also performed exploration at the Berenguela project in Peru.

Non-operating items

In the fourth quarter of 2016, we generated a gain of $6.5 million from the sale of the Parral properties in Mexico and the Diablillos project in Argentina. We did not sell any exploration and evaluation assets in the comparative quarter of 2015.

During the fourth quarter of 2016, we recorded interest expense and other financing costs of $6.4 million compared to the $6.9 million recorded in the fourth quarter of 2015. In each period, the interest expense is mainly attributable to our Notes. In the fourth quarter of 2015, we also incurred higher finance expense in the form of a discount on the sale of our VAT credits in Argentina than in the current quarter and finance expense from an Argentine peso-denominated local loan which was fully paid off in the second quarter of 2016.

We recorded foreign exchange losses for the three months ended December 31, 2016, of $1.6 million compared to losses of $4.8 million in the three months ended December 31, 2015. Our main foreign exchange exposures are related to Argentine peso and Canadian dollars. During the three months ended December 31, 2016, this loss resulted from the Argentine peso and Canadian dollar weakening against the U.S. dollar. The significant loss in the fourth quarter of 2015 mainly resulted when the Argentine peso significantly weakened in December 2015, as the new Argentine government lifted currency controls.

Taxation

For the three months ended December 31, 2016, we recorded an income tax expense of $6.5 million compared to an income tax expense of $6.4 million in the three months ended December 31, 2015. The total income tax expense in the quarter consists of a current tax expense of $7.2 million and a deferred tax recovery of $0.7 million. Income tax expense is the result of profitable operations at the Marigold mine and the Seabee Gold Operation, and payment of $4.9 million of withholding tax on repatriation of funds from Argentina due to the strong operating performance of Pirquitas during 2016. Offsets to the income tax expense items include general and administrative expenses in Canada, loss from concentrate and gold sales activities in Canada and the reversal of the deferred tax liabilities resulting from the initial acquisition of the Seabee Gold Operation.

The tax expense in the three months ended December 31, 2015, was a result of profitable operations at the Marigold mine, concentrate and gold sales activities in Canada and the derecognition of a deferred tax asset relating to a portion of the reclamation provision at the Marigold mine.

Other comprehensive income

During the fourth quarter of 2016, we recognized an unrealized loss of $31.1 million on marketable securities in other comprehensive income, compared to a loss of $13.2 million in the fourth quarter of 2015.

Cash flow statement

	Three months ended December 31
	2016	2015
Cash flows from operating activities
Cash generated by operating activities before interest and income taxes paid	82,131	22,045
Interest (paid)	92	(295)
Income taxes (paid)	(8,093)	(1,201)
Cash generated from operating activities	74,130	20,549

Cash flows from investing activities
Purchase of plant and equipment	(11,035)	(9,569)
Capitalized stripping costs	(10,171)	—
Underground mine development costs	(2,433)	—
Capitalized exploration costs	(1,405)	(295)
Proceeds from sale of property, plant and equipment	361	—
(Increase) in restricted cash	—	(1,316)
Proceeds from sale of marketable securities	547	438
Interest received	94	166
Cash used in investing activities	(24,042)	(10,576)
Cash flows from financing activities
Proceeds from bank loan	—	1,534
Repayment of bank loan	—	(52)
Proceeds from exercise of stock options	336	411
Cash generated by financing activities	336	1,893
Effect of foreign exchange rate changes on cash and cash equivalents	(841)	(21)
Increase in cash and cash equivalents	49,583	11,845
Cash and cash equivalents, beginning of period	277,544	200,017
Cash and cash equivalents, end of period	327,127	211,862

Due to higher metal prices and sales volumes, our fourth quarter 2016 cash generated from operating activities was $74.1 million compared to $20.5 million in the same period of 2015. From our cash from operating activities, we funded $11.0 million investments in plant and equipment, $10.2 million of capitalized stripping and $2.4 million of underground development. Our cash balance increased by $49.6 million in the quarter to $327.1 million at the end of 2016.

8.	LIQUIDITY

At December 31, 2016, we had $327.1 million of cash and cash equivalents, an increase of $115.3 million from December 31, 2015. Our cash generated by operating activities was $170.7 million, while $42.3 million was invested in plant and equipment and $38.0 million was invested in capitalized stripping and underground development at Marigold mine and the Seabee Gold Operation, which will benefit future periods. We acquired $16.8 million of cash held by Claude Resources pursuant to our acquisition and immediately after the acquisition we repaid in full Claude Resources’ credit facility of $13.7 million and our short-term loan in Argentina of $3.8 million. We also received $18.2 million plus interest through the refund of our deposit with the CRA upon the favorable resolution of our tax dispute. In addition, we received $6.7 million from the exercise of stock options and $5.0 million from sales of marketable securities.

Of our cash and cash equivalents balance, $312.4 million was held in Canada and the United States. At December 31, 2016, we held $11.9 million cash in Argentina. Cash equivalents are invested in short-term investments or high interest savings accounts under our investment policy with maturities of 90 days or less providing us with sufficient liquidity to meet our foreseeable corporate needs.

On January 27, 2015, we received the NOR from the CRA in the amount of approximately C$41.4 million plus interest of C$6.6 million related to the tax treatment of the 2010 sale of shares of our subsidiary that owned and operated the Snowfield and Brucejack projects. On April 20, 2015, we filed a Notice of Objection with the CRA and, on September 15, 2015, we filed a Notice of Appeal with the Tax Court of Canada to dispute the NOR.

On August 8, 2016, we announced that we executed minutes of settlement (the “Settlement Agreement”) with the DOJ to resolve the NOR in our favor. Pursuant to the terms of the Settlement Agreement, the CRA issued a new notice of reassessment for each of the 2010 and 2011 taxation years reversing the NOR, and refunded to us our deposit of $18.2 million, plus accrued interest. On September 7, 2016, the DOJ filed a notice of discontinuance of our appeal with the Tax Court of Canada.

At December 31, 2016, our working capital position increased to $559.9 million, which was an increase of $219.1 million from $340.9 million at December 31, 2015, mainly due to significant cash contributions from our assets, the appreciation in value of our marketable securities and the Seabee Gold Operation working capital acquired. We manage our liquidity position with the objectives of ensuring sufficient funds available to meet planned operating requirements and providing support to fund strategic growth initiatives. Our cash balance at December 31, 2016, along with projected operating cash flows, are expected to be sufficient to fund planned activities over the next twelve months from the date of this MD&A. We continue to focus on capital allocation and our cost reduction strategy, while also implementing various optimization activities at our operations to improve the cash generating capacity of each mine.

The following table summarizes our financial liabilities, operating and capital commitments at December 31, 2016:

	Payments due by period (as at December 31, 2016)					At December 31, 2015
Contractual obligations	Less than one year	1 - 3 years	4-5 years	After 5 years	Total	Total
	$	$	$	$	$	$
Trade and other payables	60,253	—	—	—	60,253	52,113
Current provisions	67,130	—	—	—	67,130	65,633
Notes (i)	—	265,000	—	—	265,000	265,000
Interest on convertible notes (i)	7,619	19,047	—	—	26,666	34,284
Operating expenditure commitments	6,722	10,442	—	—	17,164	20,648
Capital expenditure commitments	1,493	—	—	—	1,493	—
Minimum lease rental and lease payments	494	959	54	—	1,507	1,563
Total contractual obligations	143,711	295,448	54	—	439,213	439,241

(i) The Notes mature in 2033 but are redeemable in part or in full at the option of the holder on February 1 at each of 2020, 2023, and 2028, or upon fundamental corporate changes. They are also redeemable by us in part or in full on and after February 1, 2018. The Notes bear interest of 2.875% per annum and are convertible into common shares upon specified events at a fixed conversion price of $20.00 per common share.

9.	CAPITAL RESOURCES
Our objectives when managing capital are:

▪	to safeguard our ability to continue as a going concern in order to develop and operate our current projects and pursue strategic growth initiatives;

▪	to maintain a flexible capital structure which lowers the cost of capital.
In assessing our capital structure, we include in our assessment the components of shareholders’ equity and our Notes. In order to facilitate the management of capital requirements, we prepare annual expenditure budgets and continuously monitor and review actual and forecasted cash flows. The annual and updated budgets are monitored and approved by the Board of Directors.
To maintain or adjust the capital structure, we may, from time to time, issue new shares, issue new debt, repay debt or dispose of non-core assets. We expect our current capital resources will be sufficient to carry out our exploration plans and support operations through the current operating period.
As of December 31, 2016, we were in compliance with externally-imposed financial covenants in relation to our $75 million senior secured revolving credit facility. Our Notes do not contain any financial covenants.

As at December 31, 2016, we had 119,401,795 common shares outstanding and 3,038,707 stock options outstanding which, dependent on vesting conditions, are exercisable into common shares at prices ranging between C$1.78 and C$28.78.

Outstanding share data

The authorized capital consists of an unlimited number of common shares without par value. As at February 23, 2017, the following common shares and options were outstanding:

	Number of shares	Exercise price*	Remaining life
		C$	(years)
Capital stock	119,425,542
Stock options	3,389,510	1.78 - 28.78	0.1 - 6.9
Fully diluted	122,815,052
*Stock options include those issued upon acquisition of Claude Resources Inc.

10.	FINANCIAL INSTRUMENTS AND RELATED RISKS

We are exposed to a variety of financial risks as a result of our operations, including market risk (which includes price risk, currency risk and interest rate risk), credit risk and liquidity risk. Our overall risk management strategy seeks to reduce potential adverse effects on our financial performance. Risk management is carried out under policies approved by our Board of Directors.
We may, from time to time, use foreign exchange contracts, commodity price contracts, equity hedges and interest rate swaps to manage our exposure to fluctuations in foreign currency, metal and energy prices, marketable security values and interest rates. We do not have a practice of trading derivatives. Our use of derivatives is limited to specific programs to manage fluctuations in foreign exchange, diesel prices and marketable securities risks, which are subject to the oversight of our Board of Directors.
The risks associated with our financial instruments, and the policies on how we mitigate those risks are set out below. This is not intended to be a comprehensive discussion of all risks.
a)Market Risk
This is the risk that the fair values of financial instruments will fluctuate owing to changes in market prices. The significant market risks to which we are exposed are price risk, currency risk and interest rate risk.

(i)  Price Risk
This is the risk that the fair values or future cash flows of our financial instruments will fluctuate because of changes in market prices. Income from mine operations in the next year depends on the metal prices for gold and silver and also prices of input commodities such as diesel. These prices are affected by numerous factors that are outside of our control, such as:
▪global or regional consumption patterns;
▪the supply of, and demand for, these commodities;
▪speculative activities;
▪the availability and costs of substitutes;
▪inflation; and
▪political and economic conditions, including interest rates and currency values.
The principal financial instruments that we hold which are impacted by commodity prices are our silver concentrate trade receivables. The majority of our sales agreements are subject to pricing terms that settle within one to three months after delivery of concentrate, and this adjustment period represents our trade receivable exposure to variations in commodity prices.
We have not hedged the price of any precious metal as part of our overall corporate strategy.
A 10% increase or decrease in the silver prices as at December 31, 2016, with all other variables held constant, would have resulted in a $2.9 million (December 31, 2015 - $1.5 million) increase or decrease to our trade receivables and after-tax net income (loss).
As we do not have trade receivables for gold sales, movements in gold prices will not impact the value of any financial instruments.
The costs relating to our production activities vary depending on market prices of mining consumables including diesel fuel and electricity.
During 2016, under our risk management policy we have used swaps and options to manage a portion of our cost of diesel. Our instruments are based on the ultra low sulphur Gulf Coast diesel index for diesel consumed at the Marigold mine. As at December 31, 2016, the spot price of diesel was $1.67/gallon and we have hedged the following future anticipated usage at the Marigold mine:

2017
Gallons hedged (in thousands)	4,068
Estimated usage	40%
Floor price ($/gallon)	1.33
Cap price ($/gallon)	1.74
A 10% increase or decrease in diesel fuel market prices would have resulted in a $0.7 million decrease or increase in our after-tax net income for the year ended December 31, 2016. As at December 31, 2016, we had a mark-to-market gain of $688,000 on outstanding diesel fuel hedges recognized in other comprehensive income. As and when it is determined to be favourable, we may execute additional diesel fuel hedges under our risk management policy.
We hold certain investments in marketable securities which are measured at fair value, being the closing price of each equity investment at the balance sheet date. We are exposed to changes in share prices which would result in gains and losses being recognized in OCI. A 10% change in prices would have a $13.0 million impact on total comprehensive income at December 31, 2016 (December 31, 2015 - $7.7 million). We have not hedged any securities in 2016 or 2015.

(ii) Currency Risk
Currency risk is the risk that the fair values or future cash flows of our financial instruments and VAT receivables will fluctuate because of changes in foreign currency rates. Our financial instruments are exposed to currency risk where those instruments are denominated in currencies that are not the same as the functional currency of the entity that holds them; exchange gains and losses in these situations impact earnings.
The following are the most significant areas of exposure to currency risk, shown in thousands of U.S. dollars:

	December 31, 2016
	Canadian dollar	Argentine peso
Cash	15,325	11,858
Marketable securities	142,670	—
Value added tax receivable	398	17,826
Other financial assets	—	1,184
Trade and other payables (excluding VAT and income taxes)	(17,084)	(16,474)
Current provisions	—	(7,329)
Total	141,309	7,065

	December 31, 2015
	Canadian dollar	Argentine peso
Cash	1,254	290
Marketable securities	87,741	—
CRA income tax receivable	18,243	—
Value added tax receivable	109	24,349
Other financial assets	—	925
Trade and other payables (excluding VAT and income taxes)	(8,395)	(18,189)
Current debt	—	(4,273)
Current provisions	—	(4,654)
Total	98,952	(1,552)

We monitor and manage this risk with the objective of ensuring our company-wide exposure to negative fluctuations in currencies against the U.S. dollar is managed.
In December 2015, the new government of Argentina formally relaxed many of the capital controls that had existed under the previous regime. The new currency regime allowed the Argentine peso to freely fluctuate with market forces and, over the course of 2016, the Argentine peso devalued by approximately 22% compared to 53% in 2015, which had a material negative impact primarily on our VAT receivables asset, but has benefited our liabilities.

The Canadian dollar was relatively stable through most of 2016, ending the year having appreciated by 3% and closing at 1.34 Canadian dollars per U.S. dollar. This has benefited the value of marketable securities and our Canadian dollar cash, while having a marginally negative impact on our Canadian operating costs and liabilities in U.S. dollar terms.

Over the course of 2015, the Canadian dollar weakened by 19%, which largely correlated to the price of oil and resulted in material negative impacts on our marketable securities and CRA receivable balance, but benefited our Canadian dollar operating expenses and liabilities. The impact on marketable securities is recognized in other comprehensive loss, but all other impacts are recorded in our consolidated statement of income (loss).

The closing of the acquisition of the Seabee Gold Operation in 2016 has materially increased our exposure to Canadian dollar operating and capital costs. Under our risk management policy we have entered into options to manage this exposure. As at December 31, 2016, the exchange rate was 1.34 Canadian dollars per U.S. dollar and we had the following hedge positions outstanding:

2017
Notional amount (in thousands of Canadian dollars)	3,000
Floor level (Canadian dollars per $1 U.S.)	1.29
Cap level (Canadian dollars per $1 U.S.)	1.42
A 10% increase or decrease in the U.S. dollar exchange rate, as at December 31, 2016 and December 31, 2015, on financial assets and liabilities denominated in the following currencies, with all other variables held constant, would have resulted in the following impact to our total comprehensive income for the years ended December 31, 2016 and December 31, 2015, respectively:

	2016	2015
	$000s	$000s
Canadian dollar	10,495	7,342
Argentine peso	476	208
(iii)  Interest Rate Risk
Interest rate risk is the risk that the fair values or future cash flows of our financial instruments will fluctuate because of changes in market interest rates. Interest rate risk arises from the interest rate impact on our cash and cash equivalents because these are the only financial instruments we hold that are impacted by interest based on variable market interest rates. The Notes have a fixed interest rate and are not exposed to fluctuations in interest rates. A change in interest rates would impact the fair value of the instruments, but because we record the Notes at amortized cost, there would be no impact on our financial results. We monitor our exposure to interest rates closely and have not entered into any derivative contracts to manage our risk.
As at December 31, 2016, the weighted average interest rate earned on our cash and cash equivalents was 0.60% (December 31, 2015 - 0.40%). With other variables unchanged, a 1% change in the annualized interest rate would impact after-tax net income by $1.6 million (2015 - $1.3 million).
b) Credit Risk
Credit risk is the risk that a third party might fail to discharge its obligations under the terms of a financial contract. Our credit risk is limited to the following instruments:
Credit risk related to financial institutions and cash deposits Under our investment policy, investments are made only in highly-rated financial institutions, and corporate and government securities. We diversify our holdings and consider the risk of loss associated with investments to be low.

Credit risk related to trade receivables We are exposed to credit risk through our trade receivables on concentrate sales, which are principally with internationally-recognized counterparties. Payments of receivables are scheduled, routine and received within a contractually agreed time frame. We manage this risk by requiring provisional payments of at least 75% of the value of the concentrate shipped and through utilizing multiple counterparties.

Credit risk related to other financial assets Our credit risk with respect to other financial assets has increased in 2016 following the sales of the Parral properties and the Diablillos project, for which we are entitled to deferred consideration totaling $9.1 million. We have security related to these payments in the event of default.

We also have credit risk through our significant VAT receivables balance that is collectible from the government of Argentina. The balance is expected to be recoverable in full, however due to legislative rules and the complex collection process, a significant portion of the asset is classified as non-current until government approval of the recovery claim is approved.

Our maximum exposure to credit risk as at December 31, 2016 and December 31, 2015 was as follows:

	December 31, 2016	December 31, 2015
	$000s	$000s
Cash and cash equivalents	327,127	211,862
Value added tax receivable	19,993	26,795
Trade and other receivables	36,236	21,659
Other financial assets	14,116	4,206
	397,472	264,522
At December 31, 2016, no amounts were held as collateral except those discussed above related to other financial assets.
c) Liquidity Risk
Liquidity risk is the risk that we will not be able to meet our obligations under our financial instruments as they fall due. We manage our liquidity risk through a rigorous planning and budgeting process, which is reviewed and updated on a regular basis, to help determine the funding requirements to support our current operations, expansion and development plans, and by managing our capital structure as described in note 24(d) of our consolidated financial statements. Our objective is to ensure that there are sufficient committed financial resources to meet our business requirements for a minimum of twelve months.
To supplement corporate liquidity we have a credit facility (note 15(b) of our consolidated financial statements) of which we utilized $7.6 million (December 31, 2015 - $7.5 million) for corporate purposes to secure certain letters of credit.
In addition, we use surety bonds to support certain environmental bonding obligations. As at December 31, 2016, we had surety bonds totaling $50.7 million outstanding (December 31, 2015 - $46.0 million).
A detailed discussion of our liquidity position and the maturity profile of financial liabilities presenting contractual undiscounted cash flows as at December 31, 2016, is included in section 8.
In our opinion, working capital at December 31, 2016 together with future cash flows from operations are sufficient to support our commitments through 2017.

We have no off balance sheet arrangements, except as discussed above.

11.	OTHER RISKS AND UNCERTAINTIES

We are subject to a number of risks and uncertainties, each of which could have an adverse effect on our operating results, business prospects or financial position.

For a comprehensive list of the risks and uncertainties affecting our business, please refer to the section entitled "Risk Factors" in our most recent Annual Information Form, which is available at www.sedar.com, and our most recent Annual Report on Form 40-F, which is available on the EDGAR section of the SEC website at www.sec.gov.

The following are additional risks from those disclosed in our Annual Information Form resulting from the acquisition of Claude Resources which closed on May 31, 2016:

Failure to effectively manage our tailings facilities at the Seabee Gold Operation could negatively impact production

Managing the tailings produced at the Seabee Gold Operation is integral to gold production. The Seabee Gold Operation’s tailings management facilities have the capacity to store tailings from milling ore from the Seabee mill until approximately 2020. We are currently in the process of planning tailings capacity expansion beyond 2020. This will support the extension of the Seabee Gold Operation’s mine life and provide additional tailings capacity to process ore from the Santoy mine complex. If we do not receive regulatory approval for new or expanded tailings facilities, gold production could be constrained.

Extreme weather conditions may adversely impact production and profitability at the Seabee Gold Operation

Extreme weather events (such as increased frequency or intensity of rain, increased snow pack or warmer winter) may adversely affect access to and disrupt operations at our Seabee Gold Operation. Where appropriate, we have developed emergency plans at our Seabee Gold Operation for managing extreme weather conditions; however, extended disruptions to supply lines could result in interruption to production, which may adversely affect our business and financial condition.

Our facilities at the Seabee Gold Operation depend on regular supplies of consumables (including diesel, tires, sodium cyanide and reagents) to operate efficiently. In the event that the effects of extreme weather events cause prolonged disruption to the delivery of essential commodities or affect the prices of these commodities, our production efficiency at the Seabee Gold Operation may be reduced.

Although we make efforts to mitigate these risks by ensuring that extreme weather conditions are included in emergency response plans at our Seabee Gold Operation as required, there can be no assurance that these efforts will be effective and that these risks will not have an adverse effect on our Seabee Gold Operation and therefore profitability.

12. RELATED PARTY TRANSACTIONS

a) Key management compensation
Key management includes our directors (executive and non-executive) and other key officers, including the Chief Executive Officer, Chief Financial Officer and Chief Operating Officer. The compensation paid or payable to key management for employee services is shown below:

Years ended December 31	2016	2015
	$	$
Salaries and other short-term employee benefits	2,433	3,033
Post-employment benefits	29	29
Share-based compensation (i)	4,915	4,069
Total compensation	7,377	7,131

(i)	Share-based compensation includes mark-to-market adjustments on cumulative Deferred Share Units and Performance Share Units positions as reported in the consolidated statements of income.

b) Principal Subsidiaries
The consolidated financial statements include our accounts and the account of our wholly-owned subsidiaries, the most significant as at December 31, 2016, of which are presented in the following table:

Subsidiary	Location	Ownership	Principal project
Marigold Mining Company	USA (Nevada)	100%	Marigold
Claude Resources Inc.	Canada (Saskatchewan)	100%	Seabee Gold Operation
Mina Pirquitas, LLC	USA (Delaware)	100%	Pirquitas
Silver Standard Durango, S.A. de C.V.	Mexico	100%	Pitarrilla
Reliant Ventures S.A.C.	Peru	100%	San Luis
Intertrade Metals Limited Partnership	Canada	100%	Sales and marketing

13.	NON-GAAP AND ADDITIONAL GAAP FINANCIAL MEASURES

The non-GAAP financial measures presented do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be directly comparable to similar measures presented by other issuers. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-GAAP measures should be read in conjunction with our consolidated financial statements.

Additional GAAP measures are line items, headings or subtotals that are relevant to an understanding of the financial statements but are not mandated by IFRS.

Non-GAAP financial measures - Cash costs and AISC per payable ounce of precious metals sold

We use the non-GAAP financial measures of cash costs and AISC per payable ounce of precious metals sold to manage and evaluate operating performance. We believe that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate our performance and ability to generate cash flows. Cash costs per ounce metrics, net of by-product credits, are also used in our internal decision making processes. Accordingly, the data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

In line with the guidance published by the World Gold Council, AISC reflect the full cost of operating our consolidated business as they include the cost of replacing ounces through exploration, cost of sustaining capital and general and administrative expenses. Expansionary capital is not included in this measure.

The following table provides a reconciliation of our condensed consolidated interim and annual statements of income (loss) to cash costs and AISC per payable ounce of precious metals sold for the three and twelve month periods indicated below:

	Q4	Q3	Q2	Q1	Total	Total
	2016	2016	2016	2016	2016	2015
	$000s	$000s	$000s	$000s	$000s	$000s
Marigold mine
Cost of sales (A)	48,399	39,675	41,556	46,515	176,145	179,757
Add: Treatment and refining costs	45	59	21	61	186	177
Less: By-product revenue	(9)	(14)	(9)	(9)	(41)	(46)
Less: Depreciation, depletion and amortization	(12,569)	(9,747)	(10,321)	(11,687)	(44,324)	(37,254)
Cash costs	35,866	29,973	31,247	34,880	131,966	142,634

Sustaining capital expenditure	3,271	8,310	9,660	3,233	24,474	22,595
Exploration and evaluation costs (sustaining)	1,276	1,145	1,597	1,102	5,120	6,204
Reclamation cost	604	433	535	158	1,730	578
Capitalized stripping costs	10,171	13,787	7,231	1,435	32,624	12,543
AISC	51,188	53,648	50,270	40,808	195,914	184,554

Seabee Gold Operation (1)
Cost of sales (B)	18,311	25,088	13,221	—	56,620	—
Add: Treatment and refining costs	20	30	6	—	56	—
Less: By-product revenue	—	—	(28)	—	(28)	—
Less: Adjustment for fair value at acquisition	—	(2,283)	(5,708)	—	(7,991)	—
Less: Depreciation, depletion and amortization	(8,077)	(8,365)	—	—	(16,442)	—
Cash costs	10,254	14,470	7,491	—	32,215	—

Sustaining capital expenditure	1,010	570	337	—	1,917	—
Capital development	2,432	2,104	803	—	5,339
Exploration and evaluation costs (sustaining)	598	1,206	117	—	1,921	—
Reclamation cost	48	48	16	—	112	—
AISC	14,342	18,398	8,764	—	41,504	—

Pirquitas mine
Cost of sales (C)	33,151	19,428	19,936	31,700	104,215	176,725
Add: Treatment and refining costs	4,681	5,355	4,454	5,555	20,045	16,902
Less: By-product revenue	—	—	(503)	—	(503)	(7,323)
Less: Inventory NRV write-down	(3,701)	—	—	—	(3,701)	(27,638)
Less: Restructuring costs	(5,692)	—	—	—	(5,692)	(4,654)
Less: Depreciation, depletion and amortization	(3,713)	(855)	(2,070)	(8,165)	(14,803)	(42,114)
Less: Export duties on silver concentrate	—	—	—	(1,497)	(1,497)	(8,999)
Cash costs	24,726	23,928	21,817	27,593	98,064	102,899
Sustaining capital expenditure	3,467	3,158	2,057	1,578	10,260	9,319
Exploration and evaluation costs (sustaining)	—	—	—	—	—	4,553
Reclamation cost	770	743	725	707	2,945	3,080
AISC	28,963	27,829	24,599	29,878	111,269	119,851

Cost of sales, per consolidated statement of (loss) income (A+B+C)	99,861	84,191	74,713	78,215	336,980	356,482

AISC (total for all mines)	94,493	99,875	83,633	70,686	348,687	304,405
General and administrative costs	1,203	4,061	12,466	4,361	22,091	22,341
Consolidated AISC	95,696	103,936	96,099	75,047	370,778	326,746

	Q4	Q3	Q2	Q1	Total	Total
	2016	2016	2016	2016	2016	2015
	$000s	$000s	$000s	$000s	$000s	$000s
Marigold mine
Payable ounces of gold sold (oz)	61,279	47,100	47,100	48,500	203,979	206,115
Cash costs per gold ounce sold ($/oz)	585	636	663	719	647	692
AISC per gold ounce sold ($/oz)	835	1,139	1,067	841	960	895

Seabee Gold Operation (1)
Payable ounces of gold sold (oz)	17,220	21,900	11,300	—	50,420	—
Cash costs per gold ounce sold ($/oz)	595	661	663	—	639	—
AISC per gold ounce sold ($/oz)	833	840	776	—	823	—

Pirquitas mine
Payable ounces of silver sold (oz)	2,524,343	2,820,419	2,460,205	3,089,476	10,894,443	9,636,000
Cash costs per silver ounce sold ($/oz)	9.80	8.48	8.87	8.93	9.00	10.68
AISC per silver ounce sold ($/oz)	11.47	9.87	10.00	9.67	10.21	12.44

Realized gold price ($/oz)	1,243	1,331	1,263	1,189	1,261	1,151
Realized silver price ($/oz)	17.14	19.64	16.52	14.94	17.05	15.92

Precious metals equivalency
Equivalent payable gold ounces sold (2)	113,308	110,618	90,579	87,320	401,703	339,395
Cash costs per equivalent gold ounce sold ($/oz)	625	618	669	715	653	723
Consolidated AISC per equivalent gold ounce sold ($/oz)	845	940	1,061	859	923	963

(1) The data presented for the Seabee Gold Operation is for the period from May 31, 2016, to December 31, 2016, the period for which we were entitled to all economic benefits of the Seabee Gold Operation following our acquisition of Claude Resources.
(2) Gold equivalent ounces have been established using realized gold and silver prices in the period and applied to the recovered metal content of the gold and silver sold by the Marigold mine, the Seabee Gold Operation and the Pirquitas mine. We have not included zinc as it is considered a by-product.

Non-GAAP financial measures - realized metal prices

Average realized price per ounce of silver sold in each reporting period excludes the period end price adjustments and final settlements on concentrate shipments. The price adjustments do not apply to gold bullion sales.

Non-GAAP financial measures - adjusted net income (loss)

We have included the non-GAAP financial performance measures of adjusted income (loss) before tax, adjusted income tax (expense), adjusted net income (loss) and adjusted basic earnings (loss) per share. Adjusted net income (loss) excludes gains/losses and other costs incurred for acquisitions and disposals of mineral properties and exploration and evaluation assets, impairment charges, unrealized and realized gains/losses on financial instruments, significant non-cash foreign exchange impacts as well as other significant non-cash, non-recurring items. We exclude these items from net income (loss) to provide a measure which allows investors to evaluate the operating results of our underlying core operations and our ability to generate liquidity through operating cash flow to fund working capital requirements, future capital expenditures and service outstanding debt. We believe that, in addition to conventional measures prepared in accordance with GAAP, certain investors may use this information to evaluate our performance. Accordingly, the data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

The following table provides a reconciliation of adjusted net income (loss) to the consolidated financial statements:

	Year ended December 31,
	2016	2015
	$000's	$000's

Net income (loss) before tax, per consolidated statement of loss	80,985	(113,657)

Adjusted for:
Gain on sale of exploration and evaluation assets	(6,522)	—
Write-down assets held for sale	2,466	—
Business acquisition and integration costs	4,757	—
Severance provision	5,692	5,205
Non-cash finance income and expense	15,593	14,128
Write-down of VAT and inventory to NRV	4,569	27,638
Impairment charges	—	48,421
Non-recurring disposals of fixed assets	3,593	5,317
Non-cash foreign exchange loss	3,988	14,159
Other items	1,657	913
Adjusted income before tax	116,778	2,124

Income tax (expense), per consolidated statement of income	(16,028)	(10,645)

Withholding tax in Argentina	4,940	350
Deferred tax on sale of mineral properties	(3,412)	—
Change in prior period adjustments	(2,050)	—
Other items	74	(26)
Adjusted income tax expense	(16,476)	(10,321)

Adjusted net income (loss)	100,302	(8,197)

Weighted average shares outstanding (000's), per consolidated statement of (loss) income	103,267	80,770

Adjusted basic income (loss) per share ($)	0.97	(0.10)

	Three months ended
	December 31, 2016	December 31, 2015
	$000's	$000's

Net income (loss) before tax	18,606	(60,353)

Adjusted for:
Gain on sale of exploration and evaluation assets	(6,522)	—
Write-down of assets held for sale	2,466	—
Business acquisition and integration costs	228	—
Severance provision	5,692	5,205
Non-cash finance income and expense	3,996	3,755
Write-down of VAT and inventory to NRV	4,569	19,921
Impairment charges	—	13,931
Non-recurring disposals of fixed assets	3,593	978
Non-cash foreign exchange loss	1,258	8,690
Other items	(1,179)	(393)
Adjusted income (loss) before tax	32,707	(8,266)

Income tax expense	(6,474)	(6,369)

Withholding tax in Argentina	4,940	—
Deferred tax on sale of mineral properties	(752)
Change in prior period estimates	329	7,403
Other items	—	—
Adjusted income tax expense	(1,957)	1,034

Adjusted net income (loss)	30,750	(7,232)

Weighted average shares outstanding (000's)	119,398	80,816

Adjusted basic income (loss) per share ($)	0.26	(0.09)

Additional GAAP financial measures - income (loss) from mine operations

Income (loss) from mine operations represents the amount of revenues less mining and processing expenses, export duties, royalties, and depreciation and depletion expense. It also includes non-cash adjustments to inventories, VAT and restructuring provisions, where applicable.

Additional GAAP financial measures - gross margin from mine operations

Gross margin from mine operations is the difference between revenue and cost of sales, divided by revenue, expressed as a percentage.

Additional GAAP financial measures - operating income (loss)

Operating income (loss) represents the income from mine operations less operating costs, such as general and administrative expenses, exploration and evaluation costs and impairment charges. This measure excludes foreign exchange, interest and other non-operating costs.

14.	CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Basis of preparation and accounting policies
Our consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB and interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”). The comparative information has also been prepared on this basis, with the exception of certain items, details of which are given below, for which comparative information has been restated. Note 2 of our consolidated financial statements for the year ended December 31, 2016, provides details of the significant accounting policies and accounting policy decisions for significant or potentially significant areas that have had an impact on our financial statements or may have an impact in future periods.
The policies applied in the consolidated financial statements are based on IFRS issued and applicable for the year ended December 31, 2016, and were approved as of February 23, 2017, the date our Board of Directors approved the financial statements.
On April 1, 2015, we adopted all of the requirements of IFRS 9, Financial Instruments: Recognition and Measurement. The 2015 balances shown in the consolidated statements of changes in shareholders' equity reflect this change.

Adoption of new or amended IFRS pronouncements

No new or amended IFRS pronouncements were adopted during 2016.

Critical accounting estimates and judgments
The preparation of financial statements in conformity with IFRS requires the use of judgments and/or estimates that affect the amounts reported and disclosed in the consolidated financial statements and related notes. Areas of judgment and key sources of estimation uncertainty that have the most significant effect on the amounts recognized in the consolidated financial statements are the following:

Review of non-current asset carrying values and impairment assessment In accordance with our accounting policy (note 2(m) of our consolidated financial statements), goodwill is tested for impairment annually and each asset or cash generating unit ("CGU") is evaluated every reporting period to determine whether there are any indicators of impairment. If an impairment test is required, a formal estimate of recoverable amount is performed and an impairment charge is recognized to the extent that the carrying amount exceeds the recoverable amount. The recoverable amount of an asset or CGU of assets is measured at the higher of fair value less costs to dispose (“FVLCTD”) or value in use (“VIU”).

The evaluation of asset carrying values for indications of impairment includes judgments of both external and internal sources of information, including such factors as market and economic conditions, metal prices and forecasts, production budgets and forecasts, and life of mine ("LOM") estimates.

The determination of FVLCTD and VIU requires management to make estimates and assumptions about expected production based on current estimates of recoverable metal, commodity prices, operating costs, taxes and export duties, inflation and foreign exchange, salvage value, future capital expenditures and discount rates. The estimates and assumptions are subject to risk and uncertainty; hence, there is the possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets. In such circumstances, some or all of the carrying value of the assets may be further impaired or the impairment charge reversed with the impact recorded in the consolidated statements of income (loss).

Mineral Reserves and Mineral Resources estimates We estimate Mineral Reserves and Mineral Resources based on information prepared by Qualified Persons as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”). Mineral Reserves are used in the calculation of depreciation, amortization and impairment charges, for forecasting the timing of the payment of close down and restoration costs, and future taxes. In assessing the life of a mine for accounting purposes, Mineral Resources are only taken into account where there is a high degree of confidence of economic extraction. There are numerous uncertainties inherent in estimating Mineral Reserves, and assumptions that are valid at the time of estimation may change significantly when new information becomes available. Changes in the forecast prices of commodities, exchange rates, production costs or recovery rates may change the economic status of Mineral Reserves and may, ultimately, result in Mineral Reserves estimates being revised. Such changes in Mineral Reserves could impact on depreciation and amortization rates, asset carrying values and the provision for close down and restoration.

Determination of capitalized stripping activities We determine whether stripping costs incurred during the production phase of a surface mining operation provide improved access to a component of an ore body that will be mined in a future period, and whether the costs can be reliably measured. We have to apply judgment when identifying components of the mine over which stripping costs are capitalized, in estimating the average stripping ratio for each component, and in using judgment to determine the period over which the capitalized stripping asset is amortized.

Determination of useful lives of property, plant and equipment We use the units of production method to depreciate mineral properties, whereby depreciation is calculated using the quantity of ore extracted from the mine in the period as a percentage of the total quantity of ore expected to be extracted in current and future periods. Other assets are depreciated using the straight-line method, which includes significant management judgment to determine useful lives and residual values.

Valuation of inventory

Stockpiled ore and finished goods
Stockpiled ore and finished goods are valued at the lower of average cost and NRV. NRV is calculated as the estimated price at the time of sale based on prevailing and forecast metal prices less estimated future production costs to convert the inventory into saleable form and associated selling costs. The determination of forecast sales price, recovery rates, grade, assumed contained metal in stockpiles and production and selling costs requires significant assumptions that may impact the stated value of our inventory and lead to changes in NRV.

Leach pad inventory
In determining the value of the leach pad, we make estimates of quantities and grades of ore stacked on leach pads and in-process, and the recoverable gold in this material to determine the total inventory. Changes in these estimates can result in a change in carrying amounts of inventory, as well as cost of sales.

Material and supplies inventory
In determining the value of material and supplies inventory, we make estimates of the amounts to be used and realizable value through disposals or sales. Changes in these estimates can result in a change in carrying amounts of inventory, as well as cost of sales.

Close down and restoration provision Close down and restoration costs are a consequence of exploration activities and mining, and the majority of close down and restoration costs are incurred near the end of the LOM. Our accounting policy requires the recognition of such provisions when the obligation occurs. The initial provisions are periodically reviewed during the life of the operation to reflect known developments, e.g. updated cost estimates and revisions to the estimated lives of operations. Although the ultimate cost to be incurred is uncertain, we estimate our costs based on studies using current restoration standards and techniques. The initial closure provisions together with changes, other than those arising from the discount applied in establishing the net present value of the provision, are capitalized within mineral properties and depreciated over the lives of the assets to which they relate.

The ultimate magnitude of these costs is uncertain, and cost estimates can vary in response to many factors including changes to the relevant legal requirements, whether closure plans achieve intended reclamation goals, the emergence of new restoration techniques or experience at other mine sites, local inflation rates and exchange rates when liabilities are anticipated to be settled in a currency other than the United States dollar. The expected timing of expenditure can also change, for example, in response to changes in Mineral Reserves, production rates or economic conditions.

As a result there could be significant adjustments to the provision for close down and restoration, which would affect future financial results.

Determination of the fair value of share-based compensation The fair value of cash-settled share-based compensation granted is computed to determine the relevant charge to the consolidated statement of income (loss). In order to compute this fair value, we use option pricing models that require management to make various estimates and assumptions in relation to the expected life of the awards, volatility, risk-free interest rates, forfeiture rates and our total shareholder return in comparison to our peer group.

Valuation of financial instruments We are required to determine the valuation of our metal concentrate accounts receivable and deferred consideration. The valuation of the accounts receivable requires estimates of settlement dates and relies on market-based forward metal prices at those settlement dates and the valuation of deferred consideration requires estimates of discount rates to be applied to future cash payments and equity valuations of retained interest in counterparties.

Deferred tax assets and liabilities The determination of our tax expense for the period and deferred tax assets and liabilities involves significant estimation and judgment by management. In determining these amounts, we interpret tax legislation in a variety of jurisdictions and make estimates of the expected timing of the reversal of deferred tax assets and liabilities. We also make estimates of future earnings which affect the extent to which potential future tax benefits may be used. We are subject to assessments by various taxation authorities, which may interpret legislation differently. These differences may affect the final amount or the timing of the payment of taxes. We provide for such differences where known based on our best estimate of the probable outcome of these matters.

Functional currency The determination of a subsidiary’s functional currency often requires significant judgment where the primary economic environment in which the subsidiary operates may not be clear. This can have a significant impact on our consolidated results based on the foreign currency translation methods described in note 2(e) of our consolidated financial statements.

Contingencies Contingencies can be either possible assets or liabilities arising from past events which, by their nature, will only be resolved when one or more future events not wholly within our control occur or fail to occur. The assessment of such contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. In assessing loss contingencies related to legal, tax or regulatory proceedings that are pending against us or unasserted claims, that may result in such proceedings or regulatory or government actions that may negatively impact our business or operations, we evaluate with our legal counsel the perceived merits of any legal, tax or regulatory proceedings, unasserted claims or actions. Also evaluated are the perceived merits of the nature and amount of relief sought or expected to be sought, when determining the amount, if any, to recognize as a contingent liability or assessing the impact on the carrying value of assets. Contingent assets or liabilities are not recognized in the consolidated financial statements.

Assessment of fair value of assets acquired in a business combination Judgment is required to determine whether we acquired a business under the definition of IFRS 3, Business combinations, and also the acquisition date when we obtained control over the business, which was the date that consideration is transferred and when we assumed the assets and liabilities of the acquiree.

Business combinations are accounted for using the acquisition method whereby identifiable assets acquired and liabilities assumed, including contingent liabilities, are recorded at their fair values at the date of acquisition. The valuation of certain assets and liabilities requires significant management estimates and judgment. Inventory valuation requires an estimation of recoverable ounces, production profile, future metal prices and costs to complete the production process. Plant and equipment requires judgment over the appropriate fair value methodology to appraise the assets and various assumptions around estimated useful lives and current replacement costs. The mineral property assets' valuations are based upon LOM plans, as well as estimates of future metal prices, costs, and economic assumptions relating to inflation rates and discount rates. Exploration and evaluation assets valuations are based upon estimates of Mineral Resources, future exploration potential, estimates of future metal prices, costs and economic assumptions relating to inflation rates and discount rates. The reclamation provision requires an estimate of the timing of future reclamation cash flows and economic assumptions around inflation and discount rates.

Determination of the timing of derecognition of exploration and evaluation assets Judgment is required in assessing certain criteria to determine when derecognition of an exploration and evaluation asset has occurred.

15.	FUTURE ACCOUNTING CHANGES

Revenue from contracts with customers
The IASB has replaced IAS 18, Revenue in its entirety with IFRS 15, Revenue from Contracts with Customers (“IFRS 15”), which covers principles that an entity shall apply to report useful information to users of financial statements about the nature, amount, timing, and uncertainty of revenue and cash flows arising from a contract with a customer. In September 2015, the IASB deferred the effective date of the standard to annual reporting periods beginning on or after January 1, 2018, with earlier application permitted. We will not be early adopting IFRS 15. We are currently assessing the impact on our consolidated financial statements. We have identified two potential areas of impact:

▪	Gold doré or bullion sales – we do not anticipate these sales to be significantly affected by IFRS 15

▪	Concentrate sales – we do not anticipate these sales or the associated provisional pricing adjustments to be significantly affected by IFRS 15

We will continue to assess and implement the new revenue recognition policy and any related impact on our internal controls throughout 2017.

Leases
The IASB has replaced IAS 17, Leases in its entirety with IFRS 16, Leases (“IFRS 16”), which requires lessees to recognize assets and liabilities for most leases. Application of the standard is mandatory for annual reporting periods beginning on or after January 1, 2019, with earlier application permitted, provided IFRS 15 has been applied or is applied at the same date as IFRS 16. We are currently assessing the impact on our consolidated financial statements along with timing of our adoption of IFRS 16. We expect that IFRS 16 will result in an increase in assets and liabilities as fewer leases will be expensed as payments are made. We expect an increase in depreciation and accretion expenses and also an increase in cash flow from operating activities as these lease payments will be recorded as financing outflows in our cash flow statement.

There are no other IFRS or International Financial Reporting Interpretations Committee interpretations that are not yet effective that would be expected to have a material impact on our consolidated financial statements.

16.	INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

Disclosure Controls and Procedures
Our management, with the participation of the President and Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures. Based upon the results of that evaluation, the President and Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this MD&A, our disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by us in the reports that we file is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to management, including the President and Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Internal Control Over Financial Reporting
Our management, with the participation of the President and Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the President and Chief Executive Officer and Chief Financial Officer, our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Our internal control over financial reporting includes policies and procedures that:

•	pertain to maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets;

•
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and that our receipts and expenditures are made only in accordance with authorizations of management and our Board of Directors; and

•
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our consolidated financial statements.

There has been no change in our internal control over financial reporting during the year ended December 31, 2016, other than the acquisition of the Seabee Gold Operation, which has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
Management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2016. In making this assessment, management used the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2016. In conducting this evaluation, the Seabee Gold Operation was excluded from our assessment of effectiveness of our internal control over financial reporting because it was acquired by us in a transaction that completed during 2016. The Seabee Gold Operation is owned by a wholly-owned subsidiary, the total assets and total revenues of which represent 29% and 13%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2016.

The effectiveness of our internal control over financial reporting, as of December 31, 2016, has been audited by PricewaterhouseCoopers LLP, who also audited our consolidated financial statements as of and for the years ended December 31, 2016 and 2015, as stated in their report which appears on our consolidated financial statements.
Limitations of Controls and Procedures
Our management, including the President and Chief Executive Officer and Chief Financial Officer, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within our organization have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

17.	CAUTIONARY NOTES REGARDING FORWARD-LOOKING STATEMENTS AND MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES

Cautionary Note Regarding Forward-Looking Statements
This MD&A contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”). All statements, other than statements of historical fact, are forward-looking statements.
Generally, forward-looking statements can be identified by the use of words or phrases such as “expects,” “anticipates,” “plans,” “projects,” “estimates,” “assumes,” “intends,” “strategy,” “goals,” “objectives,” “potential,” “believes,” or variations thereof, or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved, or the negative of any of these terms or similar expressions. The forward-looking statements in this MD&A relate to, among other things: future production of gold, silver and other metals; future costs of inventory, and cash costs, total costs and AISC per payable ounce of gold, silver and other metals sold; expected exploration and development expenditures; the prices of gold, silver and other metals; the timing of cessation of stockpile processing at the Pirquitas mine; estimated expenses relating to remediation at Pirquitas; the effects of laws, regulations and government policies affecting our operations or potential future operations; future successful development of our projects; the expected timing to complete engineering studies at the Chinchillas project and make a decision about whether to move forward with the project; the sufficiency of our current working capital, anticipated operating cash flow or our ability to raise necessary funds; estimated production rates for gold, silver and other metals produced by us; timing of production and the cash costs, total costs and AISC of production at the Marigold mine, the Seabee Gold Operation and the Pirquitas mine; the estimated cost of sustaining capital; ongoing or future development plans and capital replacement, improvement or remediation programs; the expected benefits of the new leach pad at the Marigold mine; the estimates of expected or anticipated economic returns from our mining projects, including future sales of metals, concentrate or other products produced by us; our ability to expand Mineral Resources and convert Mineral Resources into Mineral Reserves; and our plans and expectations for our properties and operations.
These forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied, including, without limitation, the following: uncertainty of production, development plans and cost estimates for the Marigold mine, the Seabee Gold Operation, the Pirquitas mine and our projects; our ability to replace Mineral Reserves; subject to exercising our election to proceed, our ability to complete and successfully integrate Golden Arrow’s Chinchillas project, on a joint venture basis, into our current operations; commodity price fluctuations; political or economic instability and unexpected regulatory changes; currency fluctuations; the possibility of future losses; general economic conditions; fully realizing the value of our shareholdings in Pretium and our other marketable securities, due to changes in price, liquidity or disposal cost of such marketable securities; potential export duty and related interest on past production and sales of silver concentrate from the Pirquitas mine; counterparty and market risks related to the sale of our concentrate and metals; uncertainty in the accuracy of Mineral Reserves and Mineral Resources estimates and in our ability to extract mineralization profitably; differences in U.S. and Canadian practices for reporting Mineral Reserves and Mineral Resources; lack of suitable infrastructure or damage to existing infrastructure; future development risks, including start-up delays and cost overruns; our ability to obtain adequate financing for further exploration and development programs and opportunities; uncertainty in acquiring additional commercially mineable mineral rights; delays in obtaining or failure to obtain governmental permits, or non-compliance with our permits; our ability to attract and retain qualified personnel and management; potential labour unrest, including labour actions by our unionized employees at the Pirquitas mine; the impact of governmental regulations, including health, safety and environmental regulations, including increased costs and restrictions on operations due to compliance with such regulations; reclamation and closure requirements for our mineral properties; failure to effectively manage our tailings facilities; social and economic changes following closure of a mine, including the expected closure of the Pirquitas mine in 2017, may lead to adverse impacts and unrest; unpredictable risks and hazards related to the development and operation of a mine or mineral property that are beyond our control; indigenous peoples’ title claims and rights to consultation and accommodation may affect our existing operations as well as development projects and future acquisitions; assessments by taxation authorities in multiple jurisdictions; claims and legal proceedings, including adverse rulings in litigation against us and/or our directors or officers; compliance with anti-corruption laws and internal controls, and increased regulatory compliance costs; complying with emerging climate change regulations and the impact of climate change, including extreme weather conditions; recoverability of deferred consideration to be received in connection with recent divestitures; uncertainties related to title to our mineral properties and the ability to obtain surface rights; the sufficiency of our insurance coverage; civil disobedience in the countries where our mineral properties are located; operational safety and security risks; actions required to be taken by us under human rights law; competition in the mining industry for mineral properties; shortage or poor quality of equipment or supplies; an event of default under our Notes may significantly reduce our liquidity and adversely affect our business; failure to meet covenants under our senior secured revolving credit facility; conflicts of interest that could arise from certain of our directors’ involvement with other natural resource companies; information systems security threats; and those other various risks and uncertainties identified under the heading “Risk Factors” in our most recent Annual Information Form filed with the Canadian securities regulatory authorities and included in our most recent Annual Report on Form 40-F filed with the SEC.
This list is not exhaustive of the factors that may affect any of our forward-looking statements. Our forward-looking statements are based on what our management considers to be reasonable assumptions, beliefs, expectations and opinions based on the information currently available to it. Assumptions have been made regarding, among other things, our ability to carry on our exploration and development activities, our ability to meet our obligations under our property agreements, the timing and results of drilling programs, the discovery of Mineral Resources and Mineral Reserves on our mineral properties, the timely receipt of required approvals and permits, including those approvals and permits required for successful project permitting, construction and operation of our projects, the price of the minerals we produce, the costs of operating and exploration expenditures, our ability to operate in a safe, efficient and effective manner, our ability to obtain financing as and when required and on reasonable terms, and our ability to continue operating the Marigold mine, the Seabee Gold Operation and the Pirquitas mine. You are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. We cannot assure you that actual events, performance or results will be consistent with these forward-looking statements, and management’s assumptions may prove to be incorrect. Our forward-looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and we do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.
Qualified Persons
Except as otherwise set out herein, the scientific and technical information contained in this MD&A relating to the Marigold mine has been reviewed and approved by Thomas Rice and James N. Carver, each of whom is a SME Registered Member and a Qualified Person under NI 43-101. Mr. Rice is our Technical Services Manager and Mr. Carver is our Chief Geologist at the Marigold mine. The scientific and technical information contained in this MD&A relating to the Seabee Gold Operation has been reviewed and approved by Cameron Chapman, P.Eng., and Jeffrey Kulas, P. Geo., each of whom is a Qualified Person under NI 43-101. Mr. Chapman is our General Manager and Mr. Kulas is our Manager Geology, Mining Operations at the Seabee Gold Operation. The scientific and technical information contained in this MD&A relating to the Pirquitas mine has been reviewed and approved by Bruce Butcher, P.Eng. and F. Carl Edmunds, P. Geo., each of whom is a Qualified Person under NI 43-101. Mr. Butcher is our Director, Mine Planning and Mr. Edmunds is our Chief Geologist.
Cautionary Note Regarding Mineral Reserves and Mineral Resources Estimates
This MD&A includes Mineral Reserves and Mineral Resources classification terms that comply with reporting standards in Canada and the Mineral Reserves and the Mineral Resources estimates are made in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the requirements of the SEC set out in Industry Guide 7. Consequently, Mineral Reserves and Mineral Resources information included in this MD&A is not comparable to similar information that would generally be disclosed by domestic U.S. reporting companies subject to the reporting and disclosure requirements of the SEC. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically produced or extracted at the time the reserve determination is made.
In addition, the SEC’s disclosure standards normally do not permit the inclusion of information concerning “Measured Mineral Resources,” “Indicated Mineral Resources” or “Inferred Mineral Resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. U.S. investors should understand that “Inferred Mineral Resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Moreover, the requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by us in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.